SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of        December, 2004

ATI TECHNOLOGIES INC.
(Translation of Registrant’s Name into English)

1 Commerce Valley Drive East, Markham, Ontario, Canada L3T 7X6
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F                    Form 40-F      X

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                    No      X

Page 1 of 69 Pages
Index is located on Page 2

INDEX

Document	Page Number
2004 Annual Report	3
Signature Page	69

ATI Technologies Inc. is a world leader in the design and manufacture of innovative 3D graphics and digital media silicon solutions. An industry pioneer since 1985, ATI is the world’s foremost visual processor unit (VPU) provider and is dedicated to deliver leading-edge performance solutions for the full range of PC and Mac desktop and notebook platforms, workstation, set-top and digital television, game console and handheld markets. With 2004 revenues of approximately $2.0 billion, ATI has more than 2,700 employees in the Americas, Europe and Asia. ATI common shares trade on NASDAQ (ATYT) and the Toronto Stock Exchange (ATY).

Financial Highlights

2 ATI 2004

Revenues *$ billions*

1.0
1.4
2.0
02
03
04

ATI's steadily and significantly growing revenues, which reached a record of approximately $2.0 billion in 2004, attest to the success of our strategy. We achieved gains in all of our main business lines.

GAAP EPS (diluted) *$*

(0.21)
0.14
0.80
02
03
04

Net income increased nearly six-fold over 2003 to an all-time high of $0.80 per share in 2004, reflecting the significant increase in sales and continuing strong margins.

Gross Margin *%*

32.8
31.3
34.9
02
03
04

Our 2004 gross margin was 34.9%. Our 3.6% gain over 2003 resulted from improved desktop product margins and growth in our consumer products business.

Cash Position *$ millions*

236.9
350.7
548.9
02
03
04

Our cash position grew 56.5% to $548.9 million in 2004, mainly as a result of increased earnings throughout the fiscal year.

Inventories *$ millions*

192.1
176.5
254.9
02
03
04

Inventories on hand at year end grew 44.4% to $254.9 million. The increase is a direct result of our substantially increased sales and well in line with our target of 60 days.

Operating Cash Flow *$ millions*

56.9
105.4
185.0
02
03
04

Operating cash flow increased 75.5% in 2004. This level will allow us to continue to make the investments and capital expenditures that are essential to continued product and technology leadership.

ATI 2004 3

ATI at a Glance

	DESKTOPS (Discrete)	NOTEBOOKS (Discrete)	WORKSTATIONS

ATI 2004 Market Share (percent)	Source: Mercury Research Q3 2004 ■ ATI 	Source: Mercury Research Q3 2004 ■ ATI 	Source: IDC Q2 2004 ■ ATI 
Projected Growth (millions of units)	Source: Mercury Research Q3 2004  78.2 82.4 83.6 84.2 05 06 07 08	Source: Mercury Research Q3 2004  22.0 22.3 24.6 27.2 05 06 07 08	Source: Gartner Dataquest Q4 2003 Update—Workstation Worldwide Forecast  1.5 1.6 1.6 05 06 07
ATI Value Proposition	RADEON® visual processors continue to expand the visual experience by being on the leading edge of industry transitions. They deliver unparalleled performance and technology leadership at every price point.	MOBILITY™ RADEON® is the world's broadest and fastest portfolio of mobile graphics processors with: > Highly efficient power management that adapts to any style of notebook PC > Modular designs to enable simplified upgradeability	FireGL™ workstation graphics processors deliver: > Stability and reliability through optimization and certification with leading digital content creation (DCC) and CAD applications > One common architecture and feature set supported by a single unified driver
ATI Product Line	**RADEON® X300** **RADEON® X600** **RADEON® X700** **RADEON® X800**	**MOBILITY™ RADEON® 9000** **MOBILITY™ RADEON® 9200** **MOBILITY™ RADEON® 9600** **MOBILITY™ RADEON® 9700** **MOBILITY™ RADEON® 9800** **MOBILITY™ RADEON® X600**	**FireGL™ X3-256** **FireGL™ T2-128** **FireGL™ V3100** **FireGL™ V3200** **FireGL™ V5100** **FireGL™ V7200** **Mobility FireGL™ T2-128** **FireMV™ 2200** **FireMV™ 2400**

INTEGRATED CHIPSETS

Source: Mercury Research Q3 2004
ATI

Source: Mercury Research Q3 2004

150.5
161.8
173.7
186.8
05
06
07
08

RADEON® chipsets deliver industry-leading integrated 3D graphics and platform performance with:

> Ubiquitous connectivity for multimedia, peripherals and devices

> Solid hardware and software stability for maximum system reliability

RADEON® 7000 IGP
RADEON® 9000 IGP
RADEON® 9100 IGP
RADEON® 9100 PRO IGP
RADEON® XPRESS 200P
RADEON® XPRESS 200

HANDHELD

Source: ATI Estimates November, 2004
ATI

Source: IDC 2004 Worldwide Mobile Phone Shipment Forecast

632.5
682.0
745.6
793.4
05
06
07
08

IMAGEON™ delivers graphically advanced, power-saving technology for wireless handheld and mobile communication devices.

ATI brings its experience and relationships with ISVs into the handheld segment to advance content creation for mobile devices.

IMAGEON™ 2300
IMAGEON™ 2260
IMAGEON™ 2200

DIGITAL TV

Source: ATI Estimates November, 2004
ATI

Source: IDC April 2004 Worldwide DTV Shipments

36.1
55.6
93.1
118.0
05
06
07
08

XILLEON™ and THEATER™ products are driving increased visual quality for the consumer electronics market with unique solutions for Microsoft Media Center Extenders, high-definition TVs, digital set-top boxes, digital media players, and more.

XILLEON™ 220
XILLEON™ 225
XILLEON™ 226
THEATER™ 200
THEATER™ 310
THEATER™ 313
THEATER™ 550 PRO

GAME CONSOLES

Source: ATI Estimates November, 2004
ATI

Source: Strategy Analytics 2003 Advanced Game Consoles

25.9
31.9
35.8
33.5
05
06
07
08

NINTENDO GAMECUBE™ is powered by ATI's uniquely designed central graphics core, "Flipper," enabling software developers to bring to life a wide variety of game titles for amazing entertainment experiences, driven by breath-taking visual performance.

"Flipper Chip" for NINTENDO GAMECUBE™

ATI 2004 5

To Our Shareholders

Our record year is just the beginning

ATI made excellent progress in 2004 as we strive to be the world’s leading graphics and digital media semiconductor company. We delivered on our key objectives for fiscal 2004 by maintaining technology leadership, increasing share in our core markets, establishing a strong foothold in the fast-growing digital consumer markets, and hitting key industry inflection points. These accomplishments also manifested themselves in the strongest financial results in our history.

These results are more than just a record of ATI’s past—they are a glimpse into our future, as the full impact of our growth initiatives and strategic investments continue to accrue in fiscal 2005 and beyond. As the graphics technology leader in desktop and notebook PCs, digital television and handheld markets, ATI is uniquely positioned to benefit from the explosive increase in demand for visual processing solutions— an overall market opportunity worth approximately $10 billion and growing rapidly.

6 ATI 2004

MAINTAINING PRODUCT AND TECHNOLOGY LEADERSHIP

Innovation, product leadership, and our ability to execute have been the driving forces behind ATI’s revenue and market share gains in our traditional PC markets. Across the board, we have led the way with revolutionary products, industry firsts, and the most compelling roadmaps in our industry. Our role in the transition to PCI Express offers one such example.

A major inflection point in the PC world, PCI Express is a new computer architecture providing much greater bandwidth to support the increasing processing demands on today’s PCs and to facilitate graphically intensive applications such as video editing and high definition content. By anticipating and hitting this key inflection point with the right technologies at the right time, we secured most of the desktop discrete design wins with tier-one OEMs, who represent about 40% of the desktop discrete market. These design wins, as well as continued penetration in the non-branded PC market—or white box channel— resulted in significant market share increases in 2004. With approximately 50% share and the strongest product lineup in the industry, we are poised to maintain a leading position in the desktop discrete market.

The launch of the RADEON ® X800 XT in May 2004 is another example of ATI’s innovation and technological leadership. We introduced the world’s fastest Visual Processing Unit (VPU) to great acclaim from reviewers, customers, and consumers. In addition, ATI VPUs earned top marks in the mainstream and value categories, highlighting our commitment to deliver best-in-class products for every segment of the market. This commitment was also clearly visible in the notebook segment, where we maintained our commanding share in discrete graphics while innovating with the industry’s first PCI Express products for this rapidly growing market.

GROWING OUR PRESENCE IN THE IGP MARKET

Another significant opportunity for ATI lies in the rapidly expanding market for integrated graphics processors (IGPs), currently approximately a $4 billion opportunity. Thanks to our first-class graphics performance and power management expertise, we maintained a solid presence in the notebook IGP segment last year. More than 10 million laptops worldwide now carry integrated processors from ATI. Within the desktop IGP market, we are establishing ourselves with an aggressive plan and a highly competitive new offering which takes advantage of our expertise and leadership in PCI Express. We believe we will make strong inroads in desktop IGP in fiscal 2005 and beyond.

EXPANDING IN CONSUMER ELECTRONICS SEGMENTS

Another key pillar of our strategy has been to expand beyond the traditional PC market into emerging market segments like digital television (DTV) and handheld devices such as color mobile phones. These new markets have opened up a world of growth opportunities for ATI while helping to diversify our business.

Our entry into digital consumer markets was carefully timed and planned to take full advantage of the explosive growth in visual computing and the momentous transition now underway from analog television to high definition digital TVs. Revenue from our consumer digital business lines was more than five times that of the prior year and now represents almost 10% of our total sales.

In the handset market, analysts predict that more than 90% of mobile phones will be multimedia-enabled by 2008. Our power-saving, cost-effective and robust IMAGEON™ products are perfectly suited for the special requirements of handheld devices of all kinds and are producing real value for cell phone manufacturers, carriers, and most importantly, end users. During the year, we concluded a major partnership agreement with QUALCOMM Incorporated, one of the world’s leading wireless product and services providers. We were also chosen by Motorola, Inc. to supply the multimedia co-processors for its new generation of multimedia mobile phones, with our products now shipping in more than 15 different models. In total, ATI shipped more than 25 million chips for cellphones in 2004 and we expect our business in this area to more than double in fiscal 2005.

K.Y. Ho Chairman / David E. Orton President and
Chief Executive Officer

Our DTV business also had a stellar year in fiscal 2004, earning major design wins and more than doubling revenues. But we have only begun to mine this lucrative market. Industry analysts expect the worldwide market for DTVs to rise from about 36 million units in 2005 to 118 million units in 2008. ATI is the leading supplier of digital visual processors to the industry’s major television and set-top box manufacturers, with our cutting-edge XILLEON™ and THEATER™ products. Early and sustained investments in this area have clearly positioned us as a prime beneficiary of the drive to digital. We expect our DTV revenues to at least double in fiscal 2005.

As we expand into different segments, we increasingly find ourselves leveraging our expertise in one area to develop visual solutions that are redefining entire markets and applications. Borrowing on our consumer DTV success, we introduced the THEATER™ 550 PRO, which turns any PC into a high end television and personal video recorder. This technology has paved the way for manufacturers to create a home theater PC that surpasses most current dedicated consumer electronic solutions. With affordable high definition television now within the reach of PC consumers everywhere, the potential for ATI is enormous.

IMPROVING FINANCIAL PERFORMANCE

By delivering the world’s most advanced visual processors, enhancing our position in the integrated market, and establishing a strong and growing presence in new digital consumer markets, we’ve also made substantial progress towards the fourth pillar of our strategy—improving financial performance.

Revenue for fiscal 2004 grew 44.1% to approximately $2 billion. Gross margins were strong at 34.9% and we successfully managed expenses, which rose at a rate roughly equal to two-thirds our revenue growth rate. As a result, earnings per share increased nearly six-fold to $0.80 per share from $0.14 per share in fiscal 2003.

These results are directly attributable to the outstanding people who work at ATI. As a fabless semiconductor company, our business is not capital intensive in the traditional sense. Our capital and assets are largely intellectual and arise from the creativity and drive of our 2,700 employees, and we would like to take this opportunity to thank our dedicated team for contributing to such a strong year and for moving ATI closer to our vision of creating the ultimate visual experience.

To us, innovation is more than a new invention or patent, it’s a way of thinking about our customers and creating best-in-class solutions that both drive and grow the market. Our focus in recent years has been to raise our sights from simply achieving customer satisfaction to a more important and encompassing measure—customer loyalty. When we abide by these principles, we can deliver results that satisfy all our stakeholders.

MORE GROWTH EXPECTED FOR FISCAL 2005

We expect our leadership in graphics and multimedia technologies to drive further growth in fiscal 2005. Our PCI Express solutions are the most popular and robust in the PC industry and we see many opportunities to expand our market share. In the digital consumer business, we are successfully tapping new markets created by the surging popularity of graphics-rich handheld devices and the coming-of-age of digital television.

In 2005, ATI will celebrate its twentieth year at the cutting edge of visualization and graphics technologies. We begin our third decade not only at the dawn of a new age in visual computing, but as an integral part of it. We are driving forward with momentum and confidence, an innovator at the forefront of the connected visual world.

November 26, 2004

8 ATI 2004

Management's Discussion and Analysis

ABOUT FORWARD-LOOKING STATEMENTS

Forward-looking statements look into the future and provide an opinion as to the effect of certain events and trends on the business. Forward-looking statements may include words such as “plans,” “intends,” “anticipates,” “should,” “estimates,” “expects,” “believes,” “indicates,” “targeting,” “suggests” and similar expressions.

This Annual Report and Management’s Discussion and Analysis (“MD&A”), and in particular the outlook sections of this MD&A, contain forward-looking statements about ATI’s objectives, strategies, financial condition and results. These “forwardlooking” statements are based on current expectations and entail various risks and uncertainties.

It must be noted that:

•	Forward-looking statements describe our expectations on the day they are made. For the MD&A, it is November 26, 2004.

•	Our actual results may materially differ from our expectations if known and unknown risks or uncertainties affect our business, or if our estimates or assumptions prove inaccurate. Therefore we cannot provide any assurance that forward- looking statements will materialize.

•	We assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason.

Risks that could cause our actual results to materially differ from our current expectations are outlined in the Risks and Uncertainties section of this MD&A.

This MD&A comments on ATI’s operations, performance and financial condition for the two fiscal years ended August 31, 2004 and 2003. The MD&A should be read in conjunction with ATI’s 2004 consolidated financial statements and accompanying notes beginning on page 29 of this Annual Report. All tabular amounts are expressed in thousands of U.S. dollars except per share amounts.

Additional information regarding ATI and our business is contained in our filings with securities regulatory authorities, including our Annual Information Form, and can be accessed at www.sedar.com or on our company website at www.ati.com.

In this MD&A, ATI, we, us and our refer to ATI Technologies Inc. and its subsidiaries.

The MD&A is presented in four sections:

About Our Business describes our business, strategy and outlook.

Financial Results Analysis provides a detailed review of our financial performance for the past three years. It focuses on operating results as well as liquidity and capital resources.

Risks and Uncertainties examine uncertainties and challenges that could affect our business.

Our Accounting Policies describe our critical accounting policies and the key estimates and assumptions that management has made in the preparation of our financial statements. It also provides a description of changes in accounting standards used to prepare our financial statements.

About Our Business

ATI Technologies Inc. is a world leader in the design and manufacture of innovative 3D graphics and digital media silicon solutions. An industry pioneer since 1985, ATI is the world’s foremost visual processor unit provider and is dedicated to delivering leading-edge performance solutions for the full range of PC desktop and notebook platforms, workstation, set-top and digital television, game console and handheld markets.

ATI had revenues of approximately $2 billion in 2004 and has more than 2,700 employees in the Americas, Europe and Asia. ATI common shares trade on NASDAQ (ATYT) and the Toronto Stock Exchange (ATY).

ATI 2004 9

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

ATI TERMS EXPLAINED

We use certain acronyms to identify some of the main product categories in our business.

VPUs

Visual processing units (VPUs) are semiconductor chips that increase the speed and improve the image quality of complex images that can be displayed on a computer monitor. They also enable the support of enhanced screen resolutions and improve color definition.

VPUs off-load the burden of visual processing from the computer’s microprocessor or central processing unit (CPU). In this way the dedicated VPU and CPU work in tandem to increase overall speed and performance of the PC.

IGPs

Integrated graphics processors (IGPs) are semiconductor chips that combine the graphics processor with one or more other core logic functions such as memory, input/output and communications controllers on one chip.

Visual Processing Units for Personal Computers (PCs)

ATI designs, engineers, manufactures and markets VPU, and IGP products to original equipment manufacturers (OEMs) and system integrators (SIs) who build them into their PCs, original design manufacturers (ODMs) and add-in-board manufacturers (AIBs) who add them to their PC motherboard products or who use them in their graphic board products, as well as retailers.

Desktop

Our discrete desktop VPUs address desktop PC markets where customers expect high levels of performance, speed and a compelling visual experience. We deliver an array of features and performance value propositions for all four segments of the PC market: value, mainstream, performance and enthusiast. We also design and build VPU solutions for the advanced workstation and home media markets.

Our integrated desktop IGP addresses the value segment of the PC market, bringing speed and an excellent visual experience to the sub-$800 PC market.

Notebook

Our notebook VPUs address the portable or laptop computer segment. In this category, speed, low power consumption and visual performance are the uppermost considerations of our customers. We focus on designing notebook VPUs that meet and exceed these expectations in value, mainstream and enthusiast categories. We also build notebook VPU solutions for the workstation and home media markets.

Our integrated notebook IGPs target the value category of the portable or laptop computer segment. Our products combine excellent graphic performance and low power consumption at a value price-point.

Visual Processing Products for Consumer Electronics

Many consumer electronics today rely on some form of digital processor to increase functionality, improve reliability, decrease size and lower costs.

ATI has been working for several years to leverage our core technology, visual processing expertise and power management know-how in certain consumer markets. We have targeted three end user markets: handheld devices, including color mobile phones; digital television, including set-top boxes; and game consoles.

Color mobile phones and other handheld devices

Demand for multimedia features in color mobile phones and other handheld devices is driving requirements for more advanced visual processors. Higher resolution panels, higher performing embedded processors as well as increased internal and removable storage are contributing to the revolution in handheld and mobile communication devices.

Our IMAGEONTM product line delivers leading visual processing along with power saving technology and a high level of integration to this market.

Digital television including set-top boxes

Digital television is another key consumer electronics market for ATI. The U.S. Federal Communications Commission has mandated that all televisions sold in the U.S. be equipped with a digital tuner by 2007. Worldwide, the transition to digital delivery of television signals is well underway.

10 ATI 2004

We are leveraging our core technology in visual processors and multimedia by designing and manufacturing component-level visual and signal processing technologies for the digital television and set-top box markets. Our XILLEONTM and THEATERTM product lines are cost-effective and highly integrated solutions for this market.

Game consoles

We leverage our core visual processing technology in the game console market. Nintendo’s current game console GAMECUBETM is powered by ATI’s “Flipper” graphics processor. We have also entered into technology development agreements with game console manufacturers Nintendo Co., Ltd. for future products and Microsoft Corp. for future Xbox® products and services.

Business Strategy and 2004 Progress and Achievements

Our success to date and our future prosperity are driven by the four pillars of our business strategy—securing and maintaining product and technology leadership, establishing a franchise in the IGP market, building momentum and scale in consumer digital electronics markets, and continuously improving our efficiency and our operational and financial performance.

ATI 2004 11

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

BUSINESS OUTLOOK FOR FISCAL 2005

In fiscal 2005, we expect to benefit from low double digit growth in the PC market. In consumer electronics, further expansion of the consumer market for enhanced feature color cellphones and DTV is expected to provide us with growth opportunities in fiscal 2005.

Based on these trends, we anticipate stronger overall revenue and earnings performance in fiscal 2005 than was experienced in 2004.

Financial Results Analysis

This section discusses the financial results of ATI Technologies Inc. Our financial results have been and will continue to be subject to quarterly and other fluctuations. For a discussion of factors affecting our operating results, please refer to “Risks and Uncertainties” on page 23.

OPERATING RESULTS

Fourth Quarter of Fiscal 2004

We achieved revenues of $572.2 million in the fourth quarter of fiscal 2004 which represents a 50.3% increase over revenues of $380.7 million in the same period in fiscal 2003. Revenue gains occurred in all of our main business lines; desktop discrete chip revenues were up approximately 40.0% as a result of PCI Express business success with OEMs; total integrated and discrete notebook chip revenues were up almost 20.0% as a result of market growth; and handset chip revenues more than doubled.

Gross margin declined 1.8% in the fourth quarter to 33.8% from 35.6% in the same period one year ago. This decline was largely a result of initial PCI Express production costs. Overall margin decline in our PC product line was slightly offset by an increase in revenues from our consumer products that typically have margins that are higher than our corporate average.

Fourth quarter selling and marketing expenses, administrative expenses and research and development expenses increased by 10.6%, 11.3% and 25.8%, respectively from the same period one year ago. Increases in our operating expenses were due to increased staff, greater marketing and advertising activities, higher incentive-based compensation and increased prototyping costs primarily in the desktop, integrated and notebook business units.

We incurred other charges of $0.2 million in the fourth quarter compared to $10.4 million in the same period one year ago.

Net income in the fourth quarter almost tripled to $61.2 million from $22.3 million in the same quarter last year as a result of the significant increase in sales. Our cash position increased by $40.9 milliion to $548.9 million as of August 31, 2004 relative to May 31, 2004, principally as a result of our net income and cash proceeds on exercise of employee stock options net of increases in our working capital in the quarter.

12 ATI 2004

Fiscal Year 2004

The following table compares operating results for our three most recent fiscal years. Each line item is also expressed as a percentage of revenues.

Comparison of Operating Results

REVENUES

Fiscal 2004 vs. Fiscal 2003

In Fiscal 2004, ATI’s revenues grew by 44.1%.

ATI’s 2004 revenues increased by $611.4 million, or 44.1%, to approximately $2.0 billion, compared with approximately $1.4 billion in 2003. The revenue growth was a result of sales increases in all our main business lines.

Desktop revenue increased by more than 30.0% as the number of units sold grew by nearly 50.0%. Desktop revenues represented a little less than 50.0% of our overall business in 2004 versus about 55.0% in 2003. Overall business grew due to a more competitive product stack, particularly in the mainstream and value segments of the desktop market.

Much of the desktop growth was a result of greater penetration in the add-in-board (AIB) channel where both our units shipped and revenue almost doubled. AIB growth resulted primarily from partnerships with top ODMs and AIBs, as well as from continued expansion of both our geographic reach and partner relationships.

Our desktop OEM revenues slightly decreased in 2004 by about 4.0%, while units shipped were up over 10.0%. This shift was a result of our continued transition from providing board-level products to our customers to providing chips.

The increase in notebook revenues was driven by growth in the notebook market overall, as well as improvement in ATI’s notebook discrete market share. This was slightly offset by a decline in our share of the growing notebook IGP market.

ATI 2004 13

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

About 35.0% of revenues in 2004 were generated by our notebook products, compared with approximately 40.0% in 2003. In 2004, about three-quarters of total notebook revenues were discrete products while the remainder was integrated. Notebook revenues continued to grow rapidly in fiscal 2004. However, notebook’s share of ATI’s total revenue declined because of the extraordinarily high growth in consumer revenues.

Slightly less than 10.0% of our total 2004 product revenues were generated by consumer products. Our handheld products represented approximately two-thirds of our consumer product revenues for 2004, with the balance being DTV products.

Royalties from our Nintendo business and other licensing income, as well as “non-recurring engineering” (NRE) revenues associated with our development contracts continued to represent less than 3.0% of revenues in 2004, and in absolute dollars were higher in 2004 relative to 2003.

Both our royalty income from Nintendo and other licensing incomes, as well as NRE, are reported under “Other” in our segmented reporting. Please see note 17 to our consolidated financial statements for further information on our segmented reporting.

Following our transition beginning in 2002 from primarily a board-level manufacturer to a component-level manufacturer, in 2004 over 95.0% of our PC graphics products were shipped as chips, representing about 80.0% of our consolidated revenues for the year.

In 2004, one customer accounted for 10.6% of total revenues. In 2003, three customers accounted for 16.2%, 13.0% and 10.6% respectively of total revenues. Our top ten customers accounted for 61.9% of revenues in 2004 compared with 69.6% in 2003.

Fiscal 2003 vs. Fiscal 2002

Our 2003 revenues grew 36.4% over 2002 to $1.4 billion, an increase of $369.5 million, primarily as a result of our strong entry into the notebook IGP market, growing demand for our high performance desktop products, and overall growth in the notebook market.

The proportion of our overall revenues derived from various products was as follows: desktop discrete—about 55.0% in 2003 vs. over 60.0% in 2002; notebook—approximately 40.0% in 2003 vs. about one third in 2002; and royalties and licensing income—less than 3.0% in both 2003 and 2002.

In 2003, we substantially completed our transition from primarily a board-level manufacturer to a component-level manufacturer. In 2003, more than 90.0% of our units shipped as chips, representing about 70.0% of revenues. This transition opened up new channels and markets for us, specifically in the Asia-Pacific region, further contributing to revenue growth.

In 2003, three customers accounted for 16.2%, 13.0% and 10.6% respectively of total revenues. In 2002, only one customer represented over 10.0% of our sales, at 21.2%. Our top ten customers accounted for 69.6% of revenues in 2003 compared with 71.4% in 2002.

GROSS MARGIN

Fiscal 2004 vs. Fiscal 2003

Desktop and consumer products drove gross margin improvement.

Margin improvement in 2004 was driven by increases in margin levels on PC products as well as by the greater share of revenues resulting from higher margin consumer electronics products.

Gross margins for fiscal 2004 were 34.9% which was 3.6% higher than the 31.3% achieved in fiscal 2003.

The increased competitiveness of our desktop products along with less aggressive ASP (average selling price) reductions drove the improvement in desktop discrete PC margins. As ATI continued to increase the share of revenues derived from the relatively higher margin consumer business, the change in revenue mix also contributed to overall margin improvement. This increase was slightly offset by the decline in our PC discrete product margins in the fourth quarter due to the introduction of ATI’s PCI Express products.

14 ATI 2004

Fiscal 2003 vs. Fiscal 2002

Gross margin in 2003 of 31.3% was down 1.5% from 32.8% in 2002. The decline was largely a result of inventory write-downs and a delay in implementing cost reductions until after the first quarter. Our gross margin climbed steadily in the subsequent three quarters, reflecting the strength of our high-end and consumer products, and exceeded 35.0% in the fourth quarter.

EXPENSES

Operating Expenses

Fiscal 2004 vs. Fiscal 2003

Strength of Canadian dollar impacts expenses.

ATI’s headquarters are in Markham, Ontario, Canada. Our overhead and staffing costs were approximately Cdn. $220.0 to $230.0 million in fiscal 2004 compared with Cdn. $160.0 to $170.0 million in fiscal 2003. The rise in the value of Canadian dollar relative to the U.S. dollar from an average rate of 67 cents in fiscal 2003 to an average rate of 75 cents in fiscal 2004, had an approximate $18.0 million negative impact on our operating expenses in 2004, as ATI reports and measures its results in U.S. dollars. Continued strength in the Canadian dollar relative to the U.S. dollar will result in upward pressure on operating expenses in fiscal 2005.

In accordance with Canadian generally accepted accounting principles, beginning with the first quarter of fiscal 2005, ATI will expense compensation costs associated with stock options granted to employees after September 1, 2002.

ATI sometimes enters into forward foreign exchange contracts (“Forwards”) to hedge a portion of its foreign currency exposure on expenses incurred for its Canadian operations. The Forwards obligate ATI to sell U.S. dollars for Canadian dollars in the future at predetermined exchange rates and are matched with anticipated future operating expenses in Canada. The Forwards do not subject ATI to risk from exchange rate movements because gains and losses on such contracts offset increases and decreases in Canadian expenses being hedged. The counterparties to the Forwards are multinational commercial banks and, therefore, the credit risk of counterparty non-performance is low.

During the fourth quarter of fiscal 2004, ATI purchased Forwards to buy $35.0 million Canadian dollars over the next three months at an average exchange rate of 73 cents. All of the Forwards have become favorable to us since their inception and had a fair value of $1.3 million at August 31, 2004.

Fiscal 2003 vs. Fiscal 2002

The rise in the value of the Canadian dollar from an average rate of 64 cents in fiscal 2002 to an average rate of 67 cents in fiscal 2003 caused our operating expenses to increase by $5.6 million in 2003 compared with 2002. This increase represented a little less than half of the $13.1 million increase relative to the prior year.

Selling and Marketing Expenses

Fiscal 2004 vs. Fiscal 2003

Selling and marketing expenses declined as a percentage of revenue.

Our selling and marketing expenses in 2004 increased $25.9 million, or 26.7% to $122.8 million.

As a percentage of revenues, our 2004 selling and marketing expenses declined to 6.2% from 7.0% in 2003.

Selling and marketing expenses include salaries, commissions and bonuses earned by sales and marketing personnel, direct sales costs, promotional and advertising costs, and travel and entertainment expenses.

ATI 2004 15

MANAGEMENT's DICUSSION AND ANALYSIS (CONT.)

The largest contributor to the increase in sales and marketing expenses was staffing costs, including additional sales and marketing personnel in North America and in the Asia-Pacific region, and higher incentive-based compensation that resulted from higher sales.

Our purchase of certain assets of AMI Technologies Corp., one of our third-party sales and distribution partners in Asia-Pacific, in early 2004 helped to reduce the growth in expenses associated with sales into this region in fiscal 2004. Although fixed selling costs increased in 2004 due to the acquisition, the decrease in commissions paid more than offset the increase.

Increased advertising expenditures were also a major contributor to the year over year increase. Brand marketing and product awareness are critical to the success of our business. Product launches, game developer programs and co-marketing programs with our OEM, AIB and retailing partners help to create demand for our products. In 2004, we increased our investment in brand marketing and product awareness compared to 2003.

Fiscal 2003 vs. Fiscal 2002

Our 2003 selling and marketing expenses increased by 24.4% from 2002 to $96.9 million; however, they declined as a percentage of revenues to 7.0% in 2003 from 7.7% in 2002. In 2003, we increased our investment in brand marketing and product awareness significantly compared to 2002.

Research and Development Expenses

Fiscal 2004 vs. Fiscal 2003

R&D investments enabled PCI Express and major consumer electronics design wins.

Our 2004 R&D expenses increased by 26.7% to $269.9 million; however, they declined as a percentage of revenues to 13.5% from 15.4% in 2003.

R&D expenses include engineering salaries, costs of development tools and software, component and board prototype costs, consulting fees, licensed technology fees and patent filing fees.

Investment in R&D is a key part of our strategy to maintain product and technology leadership. R&D is essential to our continued achievement of our strategic objectives of product and technology leadership, establishing a strong franchise in the IGP market and securing market leadership in consumer digital electronics. Investment in R&D effectively drives ATI’s future revenue growth. We will continue to invest in R&D in support of these strategic objectives.

In 2004, our R&D expenses increased as a result of a number of factors:

•	Increased staffing costs, particularly in our consumer products business to support our growing color mobile phone business and the expansion of our software engineering competencies, as well as higher incentive-based compensation;

•	Increased investments in our desktop products business, including an additional $15.0 million in prototyping expenses that enabled us to secure top-tier OEM design wins during the early stages of the PCI Express transition;

•	The impact of a stronger Canadian dollar; and

•	Higher licensing fees, which include increases in CAD tool expenditures to support the development of new products.

Fiscal 2003 vs. Fiscal 2002

Our 2003 R&D expenses increased by 29.4% from 2002 to $213.0 million. However, they declined as a percentage of revenues to 15.4% in 2003 from 16.2% in 2002.

R&D expenses rose during 2003 as a result of increased staffing; the cost of technology required to support our increasingly complex and broader product line, such as color mobile phone and DTV products; prototyping expenses for our desktop products business; expanding our hardware and software engineering capabilities; and the impact of foreign exchange.

16 ATI 2004

Administrative Expenses

Fiscal 2004 vs. Fiscal 2003

Administrative expenses increase to support growth.

Our administrative expenses increased 24.0% to $48.9 million in 2004. As a percentage of revenues, administrative expenses in 2004 declined to 2.4% from 2.8% in 2003.

Administrative expenses consist of salaries and expenses of the corporate infrastructure groups, including the operations, human resources, finance, legal and information technology departments.

The increase in administrative expenses in 2004 was primarily a result of increased staffing to support our growing business, higher incentive-based compensation, and the stronger Canadian dollar. Most of our administrative expenditures are denominated in Canadian dollars.

Fiscal 2003 vs. Fiscal 2002

Our 2003 administrative expenses increased by 10.5% from 2002 to $39.4 million. However they declined as a percentage of revenues to 2.8% in 2003 from 3.5% in 2002.

The increase in administrative expenses compared to the prior year was a result of increased staffing to support investments in R&D and marketing, and foreign exchange impact.

Amortization and Write-down of Intangible Assets and Goodwill

Fiscal 2004 vs. Fiscal 2003

Our total amortization expense declined by $4.7 million, or 43.2%, to $6.1 million in 2004.

The decrease is primarily the result of the completion of the amortization of intangibles related to the acquisition of NxtWave Communications Inc.

Fiscal 2003 vs. Fiscal 2002

Our total amortization expense fell by $86.7 million, or 89.0%, to $10.8 million in 2003 from $97.5 million in 2002. This decrease was the result of discontinuing amortization of goodwill in response to new accounting standards.

During fiscal 2002, we conducted a comprehensive review of the carrying values of core technology and goodwill arising from two acquisitions. We concluded that there was a permanent impairment in these values and wrote off $15.4 million related to two acquisitions.

Other Charges Fiscal

2004 vs. Fiscal 2003

We recorded a recovery of $0.3 million in respect of “other charges” in 2004. The amount resulted from recoveries in excess of the estimated amount from the restructuring of our European operations and the reversal of a lease exit charge incurred in 2003, less a charge to address issues related to an investigation by the Ontario Securities Commission (“OSC”). Please see note 16 to consolidated financial statements for further information.

ATI 2004 17

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

Fiscal 2003 vs. Fiscal 2002

In 2003 we recorded other charges totaling $28.7 million to settle litigation, address issues related to an investigation by the OSC, reorganize our business in Europe, and reflect lease exit charges. These charges are unusual in nature in that they are expected to be non-recurring and are described in note 16 to the consolidated financial statements.

Interest and Other Income

Interest Expense

Fiscal 2004 vs. Fiscal 2003

Our interest expense increased to $2.1 million in 2004 from $1.9 million last year mostly as a result of the foreign exchange impact of the rise of the Canadian dollar versus the U.S. dollar.

Our interest expense relates primarily to our capital lease obligation and mortgage for our building facility located in Markham, Ontario, a joint venture in which we hold a 50.0% interest.

Fiscal 2003 vs. Fiscal 2002

Our 2003 interest expense increased to $1.9 million from $0.7 million in 2002. In 2002, interest expense also included our proportionate share of the interest expense related to the interim construction financing for our 50.0% owned Markham building facility.

Income Taxes

Fiscal 2004 vs. Fiscal 2003 vs. Fiscal 2002

Income tax expense increased to $45.8 million in 2004 from $11.7 million in 2003 due to our higher net income in 2004.

18 ATI 2004

ATI’s operating tax rate, which excludes the impact of the Amortization and write down of Intangible Assets and Goodwill related to acquisitions, and the effect of the gain (loss) on investments and other special charges, was 18.0% in 2004, 18.9% in 2003 and 18.0% in 2002. ATI’s tax rate is affected by the amount of net income earned in its various operating jurisdictions. See note 13 to the consolidated financial statements.

Net Income (Loss)

Fiscal 2004 vs. Fiscal 2003

Net income up almost 6 times over 2003.

Net income in 2004 was $204.8 million, an increase of $169.6 million from $35.2 million in 2003. The increase in net income was a result of the significant increase in sales and continuing strong margins throughout 2004.

Fiscal 2003 vs. Fiscal 2002

Net income rose $84.3 million in 2003 to $35.2 million from a net loss of $49.1 million in 2002 as a result of several factors. Revenues and gross margin increased in 2003 while amortization expenses decreased significantly due to new accounting policies related to goodwill. Increases in operating expenses across all other functional areas in 2003 partially offset these improvements.

LIQUIDITY AND CAPITAL RESOURCES

This section explains how we manage our cash and capital resources to carry out our strategy and deliver financial results.

In  2004, our primary objectives in managing liquidity and cash flows were:

•	Ensuring financial flexibility to support growth and entry into new markets

•	Improving inventory management and targeting inventory at about 60 days’ usage

We generated positive cash flows from operations from our net income and improvements in working capital in the period.

Cash Position

The table below is a summary of our cash inflows and outflows for each of the past three years:

ATI 2004 19

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

Fiscal 2004 vs. Fiscal 2003

Our cash position (cash, cash equivalents and short-term investments) increased 56.5% to $548.9 million in 2004 from $350.7 million in fiscal 2003. Our cash position increased mainly as a result of increased earnings throughout the fiscal year.

We have access to $43.0 million in credit facilities at August 31, 2004 compared to $25.4 million at August 31, 2003. There are no amounts outstanding on these facilities as of the date of this MD&A.

Fiscal 2003 vs. Fiscal 2002

Our cash position increased 48.0% to $350.7 million in fiscal 2003 from $236.9 million in 2002 as a result of improved revenues and operational performance as well as $37.5 million of deferred revenue that was recorded for development agreements with Microsoft Corp. and Nintendo Co., Ltd.

We had access to $25.4 million in credit facilities at August 31, 2003 compared to $101.0 million at August 31, 2002.

Commitments

As at August 31, 2004, we are committed to the following minimum payments related to office premises, license and royalty agreements, building under capital lease payments and mortgage payments:

We believe that cash flows from operating activities, together with our cash position and borrowings available under our credit facilities, will be sufficient to fund currently anticipated working capital, planned operating and capital expenditures and debt service requirements during fiscal 2005.

OPERATING ACTIVITIES—WORKING CAPITAL

Accounts Receivable

Fiscal 2004 vs. Fiscal 2003

Our accounts receivable increased by 55.9% at August 31, 2004 compared to the prior year-end, due largely to increased sales throughout the year. Our accounts receivable are within our target range for current sales levels.

At August 31, 2004, 94.8% of accounts receivable were less than 60 days outstanding, compared with 93.3% at August 31, 2003. We have Export Development Corporation insurance covering 87.2% of our total accounts receivable at August 31, 2004 compared to 89.8% last year. Days’ sales in accounts receivable decreased to 50 days in 2004 compared to 53 days in 2003. At August 31, 2004, none of our customers accounted for 10.0% or more of our accounts receivable balance. At August 31, 2003, one customer accounted for 18.0% of our accounts receivable balance.

Fiscal 2003 vs. Fiscal 2002

Our accounts receivable increased by 66.2% at August 31, 2003 compared to fiscal 2002 year-end, due largely to increased product sales in the fourth quarter.

At August 31, 2003, 93.3% of accounts receivable were less than 60 days outstanding, compared with 92.3% at August 31, 2002. Export Development Corporation insurance covered 89.8% of our total accounts receivable at August 31, 2003 compared to 81.2% at the end of fiscal 2002. Days sales in accounts receivable increased to 53 days in 2003 compared to 50 days in 2002.

20 ATI 2004

Inventories

Fiscal 2004 vs. Fiscal 2003

Inventories on hand at August 31, 2004 increased 44.4% to $254.9 million from $176.5 million in fiscal 2003. The increase relative to August 31, 2003 is a direct result of our substantially increased sales.

Inventory levels in 2004 were in line with our target of 60 days. It is necessary for ATI to maintain some level of inventory to meet customer requirements.

Fiscal 2003 vs. Fiscal 2002

Inventories on hand decreased by 8.1% to $176.5 million at the end of 2003 compared to inventories at the end of fiscal 2002. Inventory levels in 2003 were in line with our target of 60 days.

In 2003, we continued to implement an inventory management program to reduce inventories of raw materials, work in progress and finished goods.

Accounts Payable and Accrued Liabilities

Fiscal 2004 vs. Fiscal 2003

Accounts payable increased 43.7% to $274.8 million in 2004 from $191.2 million in 2003 as a result of increased inventory purchases required to support our 44.1% increase in sales and the timing of payments to our suppliers. Accounts payable are within our target range for current sales levels.

Accrued liabilities increased 45.7% to $199.1 million in 2004 compared to $136.7 million in 2003. The increase is largely a result of the timing of payments related to sales rebates and price protection, which are directly related to sales levels.

Fiscal 2003 vs. Fiscal 2002

Accounts payable increased to $191.2 million in 2003 from $172.1 million in 2002 as a result of increased inventory purchases for new product lines and the timing of payments to suppliers.

Accrued liabilities increased to $136.7 million in 2003 compared to $49.4 million in 2002, largely as a result of the timing of payments related to sales rebates and price protection, and accruals related to other charges.

Deferred Revenue

Fiscal 2004 vs. Fiscal 2003

Deferred revenue declined 22.7% to $29.1 million in 2004 from $37.7 million in 2003. Deferred revenue primarily relates to payments associated with development contracts where revenue is recognized on a percentage of completion basis, but payments are made according to contract terms (see note 1 (j) to our consolidated financial statements).

Fiscal 2003 vs. Fiscal 2002

Deferred revenue increased to $37.7 million in 2003 from $0.3 million in 2002, largely as a result of cash received in advance of revenue recognized relating to two development contracts.

FINANCING ACTIVITIES

Fiscal 2004 vs. Fiscal 2003

We generated cash from common shares issued from the exercise of stock options totaling $56.5 million in 2004 compared to $21.0 million in 2003.

In 2004, approximately 1.5 million shares of the Company were acquired for the amount of $22.1 million to satisfy employee incentive obligations (see note 12 (d) to our consolidated financial statements).

ATI 2004 21

MANAGEMENT'S DISCUSSION AND ANALSYS (CONT.)

Fiscal 2003 vs. Fiscal 2002

Cash generated from common shares issued from the exercise of stock options was $21.0 million in 2003, compared to $12.5 million in 2002. Bank indebtedness, which arose from the short-term financing provided to the joint venture to construct our building, declined to nil in 2003 from $12.0 million in 2002. Upon completion of the new building, a long-term mortgage was obtained in 2003 by the joint venture, resulting in an increase of our long-term debt obligations.

INVESTING ACTIVITIES

Capital Assets

Please refer to notes 1(e), 1(h), and 5 to the consolidated financial statements.

Fiscal 2004 vs. Fiscal 2003

Our capital expenditures net of proceeds on disposals increased 10.9% to $18.2 million in 2004 from $16.4 million in 2003.

Fiscal 2003 vs. Fiscal 2002

Capital expenditures net of proceeds on disposals in 2003 declined to $16.4 million from $30.1 million in 2002, reflecting the completion of our head office facility in Markham, Ontario in 2002. Engineering equipment and leasehold improvements comprised the majority of capital expenditures in 2003.

SHORT-TERM INVESTMENTS

Please refer to notes 1(c), and 3 to the consolidated financial statements.

LONG-TERM INVESTMENTS

Fiscal 2004 vs. Fiscal 2003

From time to time, we make equity investments in other companies, generally in conjunction with a technology relationship. In 2004, we invested $0.1 million in these types of investments, compared with $2.5 million in 2003.

Fiscal 2003 vs. Fiscal 2002

In 2003, we invested $2.5 million in conjunction with a technology relationship and we disposed of all of our remaining shares in Broadcom Corp., realizing a gain of $3.8 million. In 2002 we did not make any long-term investments.

SUBSEQUENT EVENTS

On September 1, 2004, we acquired certain assets of RT&C International, our sales organization for South Korea, for a cash consideration of $2.6 million, plus acquisition-related costs.

In September 2004, we signed an agreement to purchase all of the shares of a company for a cash consideration of up to $3.6 million, plus acquisition-related costs. The company, a high-technology embedded solutions provider, is located in India. The acquisition is subject to regulatory approval and is expected to close by December 31, 2004.

OUTSTANDING SHARES

As at August 31, 2004, there were 249,287,125 ATI common shares outstanding or 256,208,025 shares on a fully diluted basis. See notes 12(a) and 14 to the consolidated financial statements.

CLAIMS AND PROCEEDINGS

In January 2003, we announced that Staff of the OSC had filed a Notice of Hearing and Statement of Allegations (“Notice”) in relation to ATI and others. The Notice alleged that ATI failed to disclose information concerning the shortfall in revenues and earnings that occurred in the third quarter of fiscal 2000, as required by the listing rules of the Toronto Stock Exchange. The Notice also alleged that ATI made a misleading statement to Staff of the OSC in August 2000 regarding the events leading up to the disclosure on May 24, 2000 of the shortfall. Seven individuals are also named in the Notice. The Notice alleged that six of these individuals including K.Y. Ho, then Chairman and Chief Executive Officer of ATI, engaged in insider trading contrary to the Securities Act. A hearing originally scheduled for February – March 2004 has been rescheduled for March – June 2005.

See notes 16 and 22 of the consolidated financial statements regarding other claims and proceedings affecting ATI.

22 ATI 2004

Risks and Uncertainties

Our operating results have been and will continue to be subject to quarterly and other fluctuations due to changing market and economic conditions and various other factors set out below. As a result, our revenues can fluctuate from quarter to quarter, and, within a quarter, revenues may vary from month to month. In addition, because our operating expenses are largely independent of revenues in any particular period, we may be unable to rapidly adjust our spending to compensate for an unexpected revenue shortfall, which could adversely affect quarterly operating results. As a result, it is difficult to accurately predict revenues and profits or losses.

Our reported operating results may vary from prior periods or may be adversely impacted in periods when we are undergoing a product line transition during which sales of new products must be ramped up to replace sales of our older products. These older products often come under significant pricing and margin pressure as a result of competitors’actions in the marketplace.

Should our new products, including integrated chipset products and products for the consumer electronics market, not offer the features and performance required by our customers or fail to achieve meaningful market share, our operating results will be negatively impacted. Our ability to continue to sell and develop our products is dependent upon our ability to obtain licenses to industry technology or other intellectual property rights, which may not be readily available or available on commercially reasonable terms. As a result of any combination of these or other issues referred to below, our operating results and common share price may be subject to a significant level of volatility, particularly on a quarterly basis. Factors that have affected our operating results in the past or could affect them in the future include, among other things:

•	Levels of growth or decline in the PC industry;

•	Rapid and frequent technological change in the PC graphics industry;

•	Demand and acceptance of our products and those of our customers, including integrated graphics components and consumer electronics;

•	Successful and timely development and production of next-generation products, including products for the consumer electronics market;

•	Changes in the rate of exchange of Canadian currency to U.S. dollars;

•	Introduction of new products by our competitors;

•	Availability of licenses for industry technology or other intellectual property rights necessary for the continued sale or development of our products;

•	Changes to our overall average selling price resulting from competitive pressures;

•	Delays or early introduction of new microprocessors or their related chipsets;

•	Changes to our overall product mix or the geographic regions where our products are sold;

•	Research and development costs associated with the development of new products;

•	Increasing product line complexity and our related management of inventory;

•	Unexpected variances in the cost or availability of materials, especially silicon wafer, memory, printed circuit boards and packaging costs;

•	Changes to the expected yield of our component products;

•	Excess or shortage of manufacturing capacity;

•	Volume of orders received that can be filled in the quarter;

•	Seasonal and variable demand associated with the PC industry;

•	Addition or loss of significant customers;

•	Supply constraints and disruptions for other components incorporated into our products and those of our customers; and

•	New laws that require us to undertake an evaluation of our internal controls may identify internal control weaknesses which may require correction.

ATI 2004 23

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

As a result of the factors listed above, period-to-period comparisons of our operating results should not be relied upon as an indication of future performance. The results of any quarterly period are not indicative of results to be expected for a full fiscal year. Accordingly, our operating results may be below the expectations of securities analysts and investors. Our failure to meet these expectations could adversely affect the market price of our common shares.

For a more complete discussion of general risks and uncertainties which apply to our business and our operating results, please see our Annual Information Form and other filings with Canadian and U.S. securities regulatory authorities.

For a description of certain legal proceedings affecting our business, please see notes 16 and 22 to the consolidated financial statements.

Our Accounting Policies

We prepare our consolidated financial statements using Canadian GAAP and have provided a reconciliation of our financial statements to U.S. GAAP in note 21 to the consolidated financial statements. Significant accounting policies and methods used in preparation of our consolidated financial statements are described in note 1 to the consolidated financial statements.

Under GAAP, we are required to make estimates and assumptions when we account for and report assets, liabilities, revenue and expenses and disclose contingent assets and liabilities in our financial statements. We are also required to constantly evaluate the estimates and assumptions we use. We base our estimates and assumptions on historical experience and other factors that we believe are reasonable in the circumstances. Because our estimates and assumptions involve judgment and varying degrees of uncertainty, actual results could materially differ from our estimates and assumptions.

We make significant estimates when determining provisions for sales returns and allowances, our allowance for doubtful accounts, our provision for inventory obsolescence, stock-based compensation, the fair value of reporting units for goodwill impairment testing, the useful lives and valuation of intangible assets, the valuation of long-term investments, restructuring charges, our worldwide income tax provision and the realization of future tax assets.

We believe the following are the most critical accounting policies we follow as they rely heavily on our judgment and estimates:

Revenue Recognition

We recognize revenue when evidence of an arrangement exists, risks and rewards of ownership have been transferred to customers, selling price is fixed and determinable, and collectibility is reasonably assured.

Estimated returns and allowances, price protection and sales rebates are recorded as a reduction of revenue at the time of revenue recognition. If our estimates of future market conditions and changing product life cycles in the marketplace are inaccurate, we may be required to materially increase customer incentive offerings, which could necessitate a further reduction of revenue. We also provide for the estimated cost of product warranties at the time of revenue recognition. If actual product warranty costs vary from our estimates, we may have to record material adjustments to our warranty expense.

We primarily use a binding purchase order as evidence of its sales arrangements and, in certain cases, use contractual agreements. We consider delivery to occur upon shipment, provided risk and rewards of ownership, including transfer of title, have passed to the customer. At the point of sale, we assess whether collection is reasonably assured. If we determine that collection is not reasonably assured, we defer recognition of the revenue until collection becomes reasonably assured, which is generally upon the receipt of cash.

We follow the percentage-of-completion method of accounting for contracts requiring us to develop customized technology to meet a customer’s specifications. Under such contracts, revenue is recognized based on the ratio of total costs incurred to date to overall estimated costs. Provisions for estimated losses on contracts are recognized when identified. Where estimating the final outcome of a contract is impractical, except to ensure that no loss will be incurred, we use a zero estimate of profit until results can be estimated more precisely. Under this method, the portion of total contract revenue earned to date is determined by measuring total costs incurred. We then record an equal amount of revenue against costs. Cost of revenue is adjusted to recognize the profit element from the arrangement once we are able to estimate total revenue and total costs.

24 ATI 2004

Inventory Valuation

We record raw materials at the lower of cost and replacement cost. Finished goods and work in process are stated at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis. We write down our inventory for estimated obsolescence, and excess inventories based upon assumptions about future demand and market conditions. The business environment in which we operate is subject to rapid change in technology and customer demand. If actual market conditions are less favorable than those estimated, additional material inventory write-downs may be required.

Stock-based Compensation

We adopted CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments,” that establishes standards for the recognition, measurement, and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees as of September 1, 2002. The standard requires that a fair value-based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock that call for settlement in cash or other assets, or are stock appreciation rights, by the issuance of equity instruments. The standard permitted us to continue to record no compensation cost on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital.

We have applied the pro forma disclosure provisions of the standard to awards granted on or after September 1, 2002 that are provided in note 12(c) to the consolidated financial statements. The estimated fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model based on the assumptions which we use with respect to risk-free interest rate, dividend yield, volatility factor of the expected market price of our common shares, and the expected life of the options.

Effective September 1, 2004, we will expense the compensation cost relating to the grant of stock options to employees.

Goodwill

We perform our annual goodwill impairment test in the fourth quarter of each year, and more frequently if events or changes in circumstances indicate that an impairment loss may have been incurred. We test for impairment at the reporting unit level by comparing the reporting unit’s carrying value with its fair value. The fair values of the reporting units are estimated using a discounted cash flow approach. The process we follow when determining a reporting unit’s fair value is subjective and requires judgment in making assumptions about future results, including revenue and cash flow projections at the reporting unit level, and discount rates. Future goodwill impairment tests may result in material impairment charges.

Income Taxes

Our worldwide income tax provision is impacted by the amount of net income earned in each taxing jurisdiction and the rate of tax payable in respect of that income. In the ordinary course of our global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. The final tax outcome of these matters may be different than the estimates we have made in determining our income tax provisions and accruals. If our estimates and assumptions are determined to be inaccurate there could be a material effect on our income tax provision and net income in the period in which the determination is made.

We record a valuation allowance to reduce our future tax assets to the amount of future tax benefit that is more likely than not to be realized. We consider future taxable income in our operating jurisdictions and ongoing prudent and feasible tax planning strategies in determining the need for the valuation allowance. If we were to determine that we could realize our future tax assets in excess of their recorded amounts we would record an adjustment to the future tax asset and increase income in the period the determination is made. Alternatively, if we were to determine that we could not realize all or parts of our future tax assets, we may record a material charge to income in the period the determination is made.

ATI 2004 25

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONT.)

During 2004 we have applied changes as a result of newly issued accounting standards as follows:

Hedging Relationships

During fiscal 2004, we adopted CICA Accounting Guideline No. 13, “Hedging Relationships,” for our derivative instruments. We engaged in activities to purchase certain derivative financial instruments, principally forward foreign exchange contracts, to manage foreign currency exposure. ATI’s policy is not to utilize derivative financial instruments for trading or speculative purposes.

ATI formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or anticipated transactions. We also formally assess, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

We purchase forward foreign exchange contracts to hedge anticipated Canadian dollar expenses pertaining to our operations in Canada. These instruments are not recognized in the consolidated financial statements at inception. Foreign exchange gains and losses on these contracts are deferred off-balance sheet and recognized as an adjustment to the operating expenses when the operating expenses are incurred.

Realized and unrealized gains and losses associated with derivative instruments, which have been terminated or cease to be effective prior to maturity, are deferred under other current, or non-current, assets or liabilities on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in income.

Revenue Recognition

In December 2003, the Emerging Issues Committee issued EIC-141, “Revenue Recognition,” and EIC-142, “Revenue Arrangements with Multiple Deliverables.” EIC-141 incorporates the principles and guidance under the SEC’s Staff Accounting Bulletin No. 101 and U.S. GAAP and EIC-142 addresses how to identify whether goods or services or both that are delivered separately in a bundled sales arrangement should be accounted for separately. The primary purpose of EIC-142 is to determine if separation is necessary, and, if so, how to measure and allocate the arrangement consideration.

ATI fully adopted EIC-141 and EIC-142 on a prospective basis on March 1, 2004. We were not impacted by these standards.

In addition to the standards we have applied in the year, there are additional new standards that will be applied in future years as follows:

Generally Accepted Accounting Principles

In July 2003, the CICA issued Handbook Section 1100, “Generally Accepted Accounting Principles.” This section establishes standards for financial reporting in accordance with Canadian GAAP. It describes what constitutes Canadian GAAP and its sources. This section also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of Canadian GAAP. This guideline is effective for our 2005 fiscal year, with early adoption encouraged. We expect that the adoption of this standard will have no material impact on our financial position, results of operations or cash flows.

Asset Retirement Obligations

In March 2003, the CICA issued Handbook Section 3110, “Asset Retirement Obligations.” This section establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated retirement costs. This section applies to legal obligations associated with the retirement of a tangible long-lived asset that result from its acquisition, construction, development or normal operation. This guideline is effective for ATI’s 2005 fiscal year, with early adoption encouraged. We are currently evaluating the impact of adoption on our consolidated financial statements.

26 ATI 2004

Consolidation of Variable Interest Entities

In June 2003, the CICA approved Accounting Guideline AcG-15, “Consolidation of Variable Interest Entities,” which provides guidance for determining when an enterprise includes the assets, liabilities and results of activities of entities that are subject to control on a basis other than ownership of voting interests (a “variable interest entity”). This guideline is effective for the second quarter of our 2005 fiscal year, with early adoption encouraged. We expect that the adoption of this standard will have no material impact on our financial position, results of operations or cash flows.

Liabilities and Equity

In November 2003, the CICA approved amendments to Handbook Section 3860, “Financial Instruments – Presentation and Disclosure,” to require obligations that may be settled, at the issuer’s option, by a variable number of the issuer’s own equity instruments to be presented as liabilities. Thus securities issued by an enterprise that give the issuer unrestricted rights to settle the principal amount in cash or in the equivalent value of its own equity instruments will no longer be presented as equity.

The CICA concluded that not all such obligations establish the type of relationship that exists between an entity and its owners, but rather they convey more of a debtor/creditor relationship because they require the issuer to convey a fixed amount of value to the holder that does not vary with changes in the fair value of the issuer’s equity instruments. Therefore, these instruments should be presented as liabilities. The standard will be effective for our 2006 fiscal year. We expect that the adoption of this standard will have no material impact on our financial position, results of operations or cash flows.

ATI 2004 27

Quarterly Information

28 ATI 2004

Management’s Responsibility for Consolidated Financial Statements

Management of ATI Technologies Inc. is responsible for the integrity of the accompanying consolidated financial statements and all other information in this Annual Report. The consolidated financial statements have been prepared by Management in accordance with accounting principles generally accepted in Canada. The preparation of the consolidated financial statements necessarily involves the use of estimates and careful judgment, particularly in those circumstances where transactions affecting a current period are dependent upon future events. All financial information presented in this Annual Report is consistent with the consolidated financial statements.

To discharge its responsibilities for financial reporting and safeguarding of assets, Management believes that it has established appropriate systems of internal accounting controls that provide reasonable assurance that the financial records are reliable and form a proper basis for the timely and accurate preparation of financial statements. Consistent with the concept of reasonable assurance, Management recognizes that the relative cost of maintaining these controls should not exceed their expected benefits. Management further ensures the quality of the financial records through careful selection and training of personnel and the adoption and communication of financial and other relevant policies.

The Board of Directors discharges its responsibilities with respect to the consolidated financial statements primarily through the activities of its Audit Committee, which is composed entirely of directors who are not employees of the Company. This committee meets quarterly with Management and at least twice annually with the Company’s independent auditors to review the Company’s reported financial performance and to discuss audit, internal control, accounting policy and financial reporting matters. The consolidated financial statements were reviewed by the Audit Committee and approved by the Board of Directors.

The consolidated financial statements have been audited by KPMG LLP, who were appointed by the shareholders at the last Annual General Meeting of Shareholders. Their report is presented herein.

September 30, 2004

Auditors’ Report to the Shareholders

We have audited the consolidated balance sheets of ATI Technologies Inc. as at August 31, 2004 and 2003 and the consolidated statements of operations and retained earnings and cash flows for each of the years in the three-year period ended August 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 2004 in accordance with Canadian generally accepted accounting principles.

ATI 2004 29

Consolidated Statements of Operations and Retained Earnings

30 ATI 2004

Consolidated Balance Sheets

August 31 (In thousands of U.S. dollars)	2004	2003
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 446,808**	$ 300,905
Short-term investments (note 3)	**102,108**	49,784
Accounts receivable	**365,644**	234,548
Inventories (note 4)	**254,867**	176,494
Prepayments and sundry receivables	**21,873**	31,753
Future income tax assets (note 13)	**8,076**	3,772
Total current assets	**1,199,376**	797,256
Capital assets (note 5)	**85,943**	86,890
Intangible assets (note 7)	**5,558**	8,811
Goodwill (note 7)	**190,095**	190,095
Long-term investments (note 8)	**2,751**	3,960
Tax credits recoverable	**9,193**	21,181
Future income tax assets (note 13)	**20,570**	7,865
Total assets	**$ 1,513,486**	$ 1,116,058
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	**$ 274,772**	$ 191,196
Accrued liabilities	**199,129**	136,709
Deferred revenue (note 10)	**29,131**	37,669
Current portion of long-term debt (note 11)	**1,571**	1,394
Future income tax liabilities (note 13)	**54**	–
Total current liabilities	**504,657**	366,968
Long-term debt (note 11)	**28,053**	28,073
Future income tax liabilities (note 13)	**36,088**	21,408
Total liabilities	**568,798**	416,449
Shareholders' equity (note 12):		
Share capital:		
Authorized:		
Unlimited preferred shares		
Unlimited common shares		
Issued and outstanding:		
249,287,125 common shares (2003 – 241,742,113)	**638,985**	582,454
Treasury stock	**(22,100)**	–
Contributed surplus	**10,704**	4,855
Retained earnings	**308,825**	104,026
Currency translation adjustments	**8,274**	8,274
Total shareholders' equity	**944,688**	699,609
Total liabilities and shareholders' equity	**$ 1,513,486**	$ 1,116,058

Commitments and contingencies (notes 4, 16, 18 and 22)
Guarantees (note 15)
Subsequent events (note 23)
See accompanying notes to consolidated financial statements.

On behalf of the Board:

K.Y. Ho
Director

James D. Fleck
Director

ATI 2004 31

Consolidated Statements of Cash Flows

Years ended August 31 (In thousands of U.S. dollars)	2004	2003	2002
CASH PROVIDED BY (USED IN):			
Operating activities:			
Net income (loss)	$ 204,799	$ 35,229	$ (49,079)
Items which do not involve cash:			
Tax credits recoverable	11,988	(21,181)	–
Future income taxes	(2,275)	(1,802)	1,223
Stock-based compensation (note 12(d))	5,849	–	–
Depreciation and amortization	26,031	34,705	120,422
Other charges	–	1,400	–
Loss (gain) on investments	1,307	(3,876)	3,355
Gain on sale of long-lived assets (note 16(c)(i))	(538)	–	–
Unrealized foreign exchange loss	961	3,637	620
Change in non-cash operating working capital:			
Accounts receivable	(131,096)	(93,422)	(23,109)
Inventories	(78,373)	15,627	(80,203)
Prepayments and sundry receivables	9,880	(8,678)	(678)
Accounts payable	83,576	19,103	91,916
Accrued liabilities	61,380	87,288	1,662
Deferred revenue	(8,538)	37,419	(104)
Income taxes payable	–	–	(9,083)
	184,951	105,449	56,942
Financing activities:			
Increase (decrease) in bank indebtedness	–	(12,015)	3,266
Addition to long-term debt	–	10,709	–
Principal payments on long-term debt	(1,442)	(1,064)	(312)
Settlement of swap contract	–	(1,365)	–
Issuance of common shares	56,531	20,977	12,495
Repurchase of common shares (note 12(d))	(22,100)	–	–
Repayment of share purchase loans	–	225	362
	32,989	17,467	15,811
Investing activities:			
Purchase of short-term investments	(142,015)	(49,784)	(54,233)
Maturity of short-term investments	89,691	49,649	49,584
Additions to capital assets	(20,671)	(16,390)	(30,111)
Purchase of long-term investments	(98)	(2,460)	–
Proceeds from sale of long-term investments	–	10,029	–
Proceeds from sale of long-lived assets (note 16(c)(i))	2,489	–	–
Acquisitions, net of cash acquired (note 6)	(2,071)	–	(22,118)
	(72,675)	(8,956)	(56,878)
Foreign exchange gain (loss) on cash held in foreign currency	638	(181)	(204)
INCREASE IN CASH AND CASH EQUIVALENTS	145,903	113,779	15,671
CASH AND CASH EQUIVALENTS, beginning of year	300,905	187,126	171,455
CASH AND CASH EQUIVALENTS, end of year	446,808	300,905	187,126
Short-term investments	102,108	49,784	49,801
CASH POSITION, end of year	$ 548,916	$ 350,689	$ 236,927

Supplemental cash flow information (note 20)

See accompanying notes to consolidated financial statements.

32 ATI 2004

Notes to Consolidated Financial Statements

Years ended August 31, 2004, 2003 and 2002 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

The principal business activities of ATI Technologies Inc. (the “Company”) are the design, manufacture and sale of innovative 3D graphics and digital media silicon solutions. The Company markets its products to original equipment manufacturers, system builders, distributors and retailers primarily in North America, Europe and the Asia-Pacific region.

NOTE 1. Significant accounting policies

(a) Basis of presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and are presented in U.S. dollars. No material differences would result if these consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and the rules and regulations of the Securities and Exchange Commission, except as disclosed in note 21.

(b) Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, as well as the Company’s 50.0% ownership in a joint venture formed to own an office building in Markham, Ontario. All significant intercompany transactions and balances have been eliminated upon consolidation.

(c) Cash and cash equivalents and short-term investments

Cash and cash equivalents include highly liquid instruments with a maturity of less than 90 days from the acquisition date. The carrying amounts of cash and cash equivalents are stated at cost, which approximates their fair values. The Company’s short-term investments include: (i) highly liquid instruments with a maturity date of 90 days or more but less than one year from the acquisition date that are carried at cost, which approximates their fair values; (ii) portfolio investments consisting of government and corporate obligations, agency discount notes, money market funds and commercial paper; and (iii) corporate bonds. Both portfolio investments and corporate bonds are carried at amortized cost plus accrued interest and, are included in short-term investments as it is management’s intention to sell such investments in the short term. The Company regularly reviews the carrying value of its investments. Should there be a decline in value that is other than a temporary decline, the Company measures the amount of the write-down based on the quoted market value of the investments and charges such write-down to the consolidated statements of operations and retained earnings.

(d) Inventories

Raw materials are stated at the lower of cost and replacement cost. Finished goods and work in process are stated at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

(e) Capital assets

Capital assets are recorded at cost, net of related investment tax credits, and are depreciated over their estimated useful lives. Estimated useful lives for principal asset categories are as follows:

(f) Goodwill from business combinations

For business combinations prior to July 1, 2001, goodwill was amortized on a straight-line basis over five to seven years. Prior to September 1, 2002, the Company assessed the recoverability of goodwill based on undiscounted expected future cash flows. Goodwill acquired in business combinations subsequent to June 30, 2001 has not been amortized.

ATI 2004 33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Years ended August 31, 2004, 2003 and 2002 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

Effective September 1, 2002, the Company adopted The Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Sections 1581, “Business Combinations,” and 3062, “Goodwill and Other Intangible Assets.” From that date, the Company discontinued amortization of all existing goodwill. The Company reviewed existing intangible assets, including estimates of remaining lives, and reclassified $2.3 million from workforce to goodwill as of September 1, 2002 to conform with the new accounting standards.

In connection with Handbook Section 3062‘s transitional goodwill impairment evaluation, the Company was required to assess whether goodwill was impaired as of September 1, 2002. The Company completed the transitional goodwill impairment assessment and determined that no impairment existed as of September 1, 2002.

Upon adopting these standards on September 1, 2002, the Company is required to evaluate goodwill annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is tested at the reporting unit level by comparing the reporting unit’s carrying value to its fair value. The fair values of the reporting units are estimated using a discounted cash flow approach. To the extent a reporting unit’s carrying amount exceeds its fair value, an impairment of goodwill exists. Impairment is measured by comparing the fair value of goodwill, determined in a manner similar to a purchase price allocation, to its carrying amount. During the fourth quarter of fiscal 2004, the Company performed its annual goodwill impairment test in accordance with the goodwill standards of Handbook Section 3062 and determined that there was no goodwill impairment in fiscal 2004.

Effective September 1, 2002, the Company had unamortized goodwill of $190.1 million, which is no longer being amortized. This change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change. The impact of this change is as follows:

(g) Intangible assets

Intangible assets are recorded at cost and are amortized on a straight-line basis over their estimated useful lives as follows:

(h) Impairment of long-lived assets

The Company reviews capital and intangible assets for impairment on a regular basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is assessed by comparing the carrying amount to the projected future net cash flows the long-lived assets are expected to generate.

(i) Long-term investments

Investees over which the Company does not have control or significant influence are accounted for by the cost method.

The Company regularly reviews the carrying values of its long-term investments. Should there be a decline in value of the Company’s long-term investments that is other than a temporary decline, the Company measures the amount of the write-down based on the fair value of the shares of the investee and charges such write-down to the consolidated statements of operations and retained earnings.

34 ATI 2004

(j) Revenue recognition

Revenue is recognized when evidence of an arrangement exists, risks and rewards of ownership have been transferred to customers, selling price is fixed and determinable and collectibility is reasonably assured. Estimated returns and allowances, price protection and sales rebates are recorded as a reduction of revenue at the time of revenue recognition. In addition, the Company provides for the estimated cost of product warranties at the time of revenue recognition.

The Company primarily uses a binding purchase order as evidence of its sales arrangements and, in certain cases, uses contractual agreements. The Company considers delivery to occur upon shipment, provided risk and rewards of ownership, including transfer of title have passed to the customer. At the point of sale, the Company assesses whether collection is reasonably assured. If the Company determines that collection is not reasonably assured, the Company defers recognition of the revenue until collection becomes reasonably assured, which is generally upon receipt of cash.

The Company follows the percentage-of-completion method of accounting for contracts requiring the Company to develop customized technology to meet a customer’s specifications. Under such contracts, revenue is recognized based on the ratio of total costs incurred to date to overall estimated costs. Provisions for estimated losses on contracts are recognized when identified. Where estimating the final outcome of a contract is impractical, except to ensure that no loss will be incurred, the Company uses a zero estimate of profit until results can be estimated more precisely. Under this method, the portion of total contract revenue earned to-date is determined by measuring total costs incurred. The Company then records an equal amount of revenue against costs. Cost of revenue is adjusted to recognize the profit element from the arrangement once the Company is able to estimate total revenue and total costs.

(k) Foreign currency translation

The Company’s functional currency and that of its subsidiaries is the U.S. dollar. The Company’s subsidiaries are accounted for as integrated foreign operations. Transactions of the Company and its subsidiaries originating in foreign currencies are translated into U.S. dollars at the prevailing rates approximating those at the dates of the transactions. Monetary assets and liabilities are translated at the year-end rates of exchange and non-monetary items are translated at historical exchange rates. The resulting net gain or loss is included in the consolidated statements of operations and retained earnings.

(l) Research and development (“R&D”) expenditures

Research costs, other than capital expenditures, are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria under Canadian GAAP for deferral and amortization.The Company has not deferred any such development costs to date. R&D costs are reduced by related investment tax credits. The total investment tax credits for fiscal 2004 amounted to $29.0 million (2003 – $21.7 million; 2002 – $17.7 million).

(m) Income taxes

The Company uses the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are recognized for future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, net operating loss carryforwards and undeducted R&D pools. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates is recognized in the year that includes the enactment or substantive enactment date. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense or recovery is the sum of the Company’s provision for current income taxes and the difference between opening and ending balances of future income tax assets and liabilities.

(n) Net income (loss) per share

Basic net income (loss) per share has been calculated by dividing the net income (loss) for the year by the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted net income (loss) per share. Diluted net income (loss) per share is computed similar to basic net income (loss) per share, except that the weighted average number of common shares outstanding is increased to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting year.

ATI 2004 35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Years ended August 31, 2004, 2003 and 2002 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

(o) Stock-based awards

(i) Stock options

The Company has share option plans, which are described in note 12. No compensation expense is recognized for these plans when stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

Effective September 1, 2002, the Company adopted the CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments,” which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value-based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock, that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. However, the new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees. The Company has applied the pro forma disclosure provisions of the standard to awards granted on or after September 1, 2002. No restatement of prior periods was required as a result of the adoption of the new standard. Consideration paid by employees on the exercise of stock options is recorded as share capital. See note 12 for the pro forma disclosure, as required by this standard.

(ii) Restricted Share Units and Deferred Share Units:

The Company has restricted share unit (“RSU”) and deferred share unit (“DSU”) plans, which are described in note 12. RSU and DSU plans that are settled in cash are recorded as liabilities. The measurement of the liability and compensation cost for these awards is based on the intrinsic value of the award, and is recorded as a charge to operating income over the vesting period of the award. Changes in the Company’s payment obligation subsequent to vesting of the award and prior to the settlement date are recorded as a charge to operating income in the period incurred. The payment amount is established for RSUs on the vesting date of the award and for DSUs on the later of the date of termination of employment or directorship.

(p) Use of estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting years presented. Significant estimates are used in determining the allowance for doubtful accounts, provision for inventory obsolescence, useful lives of long-lived assets, goodwill and long-lived asset impairment testing, valuation of long-term investments, realization of future tax assets, and estimates for sales returns and allowances, price protection and sales rebates. Actual results could differ from those estimates.

(q) Accounting changes

(i) During fiscal 2004, the Company adopted CICA Accounting Guideline No. 13, “Hedging Relationships,” for its derivative instruments. The Company engaged in activities to purchase certain derivative financial instruments, principally forward foreign exchange contracts, to manage its foreign currency exposures. The Company’s policy is not to utilize derivative financial instruments for trading or speculative purposes.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or anticipated transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The Company purchases forward foreign exchange contracts to hedge anticipated Canadian dollar expenses pertaining to its operations in Canada. These instruments are not recognized in the consolidated financial statements at inception. Foreign exchange gains and losses on these contracts are deferred off-balance sheet and recognized as an adjustment to the operating expenses when the operating expenses are incurred.

Realized and unrealized gains or losses associated with derivative instruments, which have been terminated or cease to be effective prior to maturity, are deferred under other current, or non-current, assets or liabilities on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in income.

36 ATI 2004

(ii) Revenue recognition:

In December 2003, the Emerging Issues Committee issued EIC-141, “Revenue Recognition” and EIC-142, “Revenue Arrangements with Multiple Deliverables.” EIC-141 incorporates the principles and guidance under the SEC’s Staff Accounting Bulletin No. 101 and U.S. GAAP and EIC-142 addresses how to identify whether goods or services or both that are delivered separately in a bundled sales arrangement should be accounted for separately. The primary purpose of EIC-142 is to determine if separation is necessary, and, if so, how to measure and allocate the arrangement consideration.

The Company fully adopted EIC-141 and EIC-142 on a prospective basis on March 1, 2004. The Company was not impacted by these standards.

(r) Recently issued accounting pronouncements

(i) Generally accepted accounting principles:

In July 2003, the CICA issued Handbook Section 1100, “Generally Accepted Accounting Principles.” This Section establishes standards for financial reporting in accordance with Canadian GAAP. It describes what constitutes Canadian GAAP and its sources. This Section also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of Canadian GAAP. This guideline is effective for the Company’s 2005 fiscal year, with early adoption encouraged. The Company expects that the adoption of this standard will have no material impact on its financial position, results of operations or cash flows.

(ii) Asset retirement obligations:

In March 2003, the CICA issued Handbook Section 3110, “Asset Retirement Obligations.” This Section establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated retirement costs. This Section applies to legal obligations associated with the retirement of a tangible long-lived asset that result from its acquisition, construction, development or normal operation. This guideline is effective for the Company’s 2005 fiscal year, with early adoption encouraged. The Company is currently evaluating the impact of adoption on the consolidated financial statements.

(iii) Consolidation of variable interest entities:

In June 2003, the CICA approved Accounting Guideline No. 15, “Consolidation of Variable Interest Entities,” which provides guidance for determining when an enterprise includes the assets, liabilities and results of activities of entities that are subject to control on a basis other than ownership of voting interests (a “variable interest entity”). This guideline is effective for the Company’s 2005 second quarter. Early adoption is encouraged. The Company expects that the adoption of this standard will have no material impact on its financial position, results of operations or cash flows.

(iv) Liabilities and equity:

In November 2003, the CICA approved amendments to Handbook Section 3860, “Financial Instruments—Presentation and Disclosure,” to require obligations that may be settled, at the issuer’s option, by a variable number of the issuer’s own equity instruments to be presented as liabilities. Thus securities issued by an enterprise that give the issuer unrestricted rights to settle the principal amount in cash or in the equivalent value of its own equity instruments will no longer be presented as equity.

The CICA concluded that not all such obligations establish the type of relationship that exists between an entity and its owners, but rather they convey more of a debtor/creditor relationship because they require the issuer to convey a fixed amount of value to the holder that does not vary with changes in the fair value of the issuer’s equity instruments. Therefore, these instruments should be presented as liabilities. The standard will be effective for the Company’s 2006 fiscal year. The Company expects that the adoption of this standard will have no material impact on its financial position, results of operations or cash flows.

NOTE 2. Financial instruments

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, short-term investments, accounts receivable and sundry receivables. The Company invests only in high-quality cash and cash equivalents and short-term investments. A majority of the Company’s accounts receivable is derived from sales to original equipment manufacturers, add-in-board manufacturers, original design manufacturers, distributors and retailers in the personal computer, cellular phone, and digital television industries. The Company performs ongoing credit evaluations of its customers’ financial condition and limits the amount of credit extended when deemed necessary. In addition, a significant portion of the total accounts receivable is insured against possible losses. The Company maintains adequate reserves for potential credit losses as estimated by management.

ATI 2004 37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Years ended August 31, 2004, 2003 and 2002 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

The joint venture, Commerce Valley Realty Holdings Inc. (“CVRH”), in which the Company has a 50.0% ownership, entered into an interest rate swap contract in fiscal 2001, to hedge its exposure to the interest rate risk applicable to its mortgage for the building facility in Markham, Ontario (“Building Facility”). This interest rate swap contract closed on September 10, 2002, resulting in a proportionate loss of $1.4 million to the Company. The loss is treated as a deferred expense item in the consolidated balance sheets and is charged to the consolidated statements of operations and retained earnings as a yield adjustment to the interest expense over the term of the mortgage (note 19).

The carrying amounts of cash equivalents, short-term investments, accounts receivable, sundry receivables and accounts payable and accrued liabilities approximate their fair market values because of the short-term nature of these instruments.

The fair values of the obligation under capital lease and mortgage payable approximate their carrying values.

The financial condition, operating results and cash flows of the Company may be materially and adversely impacted by a substantial weakening of the U.S. dollar against local currencies as the Company’s long-term debt and a significant amount of its operating expenses are paid in local currencies other than the U.S. dollar.

The Company enters into forward foreign exchange contracts (“Forwards”) to hedge its foreign currency exposure on expenses incurred for its Canadian operations. The Forwards obligate the Company to sell U.S. dollars for Canadian dollars in the future at predetermined exchange rates and are matched with anticipated future operating expenses in Canada. The Forwards do not subject the Company to risk from exchange rate movements because gains and losses on such contracts offset losses and gains on exposures being hedged. The counterparties to the Forwards are multinational commercial banks and, therefore, the credit risk of counterparty non-performance is low.

During the fourth quarter of fiscal 2004, the Company purchased Forwards to buy Cdn. $35.0 million in the next three months at an average exchange rate of 1.3793. All of the Forwards have become favourable to the Company since their inception and have an unrealized fair value of $1.3 million at August 31, 2004.

NOTE 3. Short-term investments

At August 31, 2004 and 2003, the carrying value of short-term investments approximated their quoted market value.

NOTE 4. Inventories

At August 31, 2004, the Company had non-cancellable inventory purchase commitments totalling $7.1 million (2003 – $23.3 million).

38 ATI 2004

NOTE 5. Capital assets

Depreciation expense related to capital assets amounted to $19.9 million in fiscal 2004 (2003 – $23.9 million; 2002 – $22.9 million).

NOTE 6. Acquisitions

(a) Acquisition of AMI Technologies Corp.

On September 2, 2003, the Company acquired certain assets from AMI Technologies Corp., its exclusive sales organization for Taiwan and China since 1992, for cash consideration of $3.1 million. The purchase price was allocated to the net assets acquired, including intangible assets of $2.9 million, based on their relative fair values at the date of acquisition. The useful life of the intangible assets acquired is approximately one year.

(b) Acquisition of NxtWave Communications Inc.

On June 28, 2002, the Company acquired NxtWave Communications Inc. (“NxtWave”) for cash consideration of $20.2 million. NxtWave is in the business of delivering broadband communications silicon using proprietary digital signal processing technologies adapted for applications in digital terrestrial and cable receivers. The acquisition was accounted for using the purchase method, whereby the results of operations of NxtWave have been included in the consolidated statements of operations and retained earnings and cash flows from the date of acquisition.

The fair values of the net assets acquired were as follows:

ATI 2004 39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Years ended August 31, 2004, 2003 and 2002 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

Purchased in-process R&D and core technology are being amortized as follows:

NOTE 7. Intangible assets and goodwill

The net book values of intangible assets and goodwill acquired are as follows:

Amortization expense and write-downs of intangible assets and goodwill are as follows:

During fiscal 2002, the Company conducted a comprehensive review of the carrying values of the core technology and goodwill arising from the acquisitions of Chromatic Research Inc. (“Chromatic”) and ArtX, Inc. (“ArtX”) and concluded that there was a permanent impairment in these values. As a result, the Company wrote off the remaining balances of the core technology and goodwill of Chromatic totaling $4.8 million, and $4.2 million of core technology and $6.4 million goodwill related to ArtX.

NOTE 8. Long-term investments

40 ATI 2004

Share investments consist of investments in other companies in which the Company has ownership interests ranging from approximately 0.8% to 13.2%.

(a) During fiscal 2004, the Company acquired an additional 130,027 shares in one of its private technology-based companies for cash consideration of $0.1 million that was part of a round of financing that reduced the Company’s ownership in the investment from 1.0% to 0.8%. The Company subsequently wrote down the entire investment by the amount of $1.3 million to reflect an other than temporary decline in its value.

During fiscal 2003, the Company acquired a 13.2% interest in a private technology-based company, in the amount of $2.5 million.

(b) During fiscal 2002, the Company disposed of a certain long-term investment in a publicly traded company and realized a loss of $0.3 million. In addition, the Company wrote down the remaining balance of this investment by the amount of $0.5 million to reflect an other than temporary decline in its value. The entire balance of the above-mentioned investment, which had a net book value of $0.2 million, was then reclassified as short-term investments as the Company no longer intended to hold the investment for long-term purposes. The Company sold the investment in 2003.

During fiscal 2002, the Company received an additional 107,387 shares of Broadcom Corporation (“Broadcom”), valued at $2.1 million, as a result of the release of escrow shares pursuant to the terms of the agreement to purchase the Company’s share investment in SiByte Inc. by Broadcom in the preceding fiscal year. On August 31, 2002, the Company wrote down its total investment in Broadcom by $4.7 million to reflect the other than temporary decline in its value. During fiscal 2003, the Company disposed of all its remaining shares in Broadcom, realizing a gain in the aggregate amount of $3.8 million.

Gains and losses from long-term investments are included in interest and other income, net, in the consolidated statements of operations and retained earnings.

NOTE 9. Credit facilities

At August 31, 2004, the Company had available bank credit facilities of $43.0 million (2003 – $25.4 million). The credit facilities are secured by way of general security agreements and personal property, covering the cash, credit balances and deposit instruments of the Company. Interest rates on the credit facilities vary and are based on the bank’s U.S. base rate, Canadian bank prime rate, U.S. dollar best lending rate or the LIBOR rate. At August 31, 2004 and 2003, there were no borrowings outstanding under these facilities.

Standby fees are calculated at rates of 0.125% to 0.15% per annum on the unused portion of the facilities.

NOTE 10. Deferred revenue

Deferred revenue, at August 31, 2004, includes $28.8 million (2003 – $37.5 million), which represents milestone payments made by or owing from certain customers in connection with custom development arrangements entered into by the Company.

NOTE 11. Long-term debt

(a) Obligation under capital lease

The Company’s obligation under capital lease represents the lease on the Building Facility occupied by the Company in Markham, Ontario. The capital lease is denominated in Canadian dollars. As at August 31, 2004, the remaining amount outstanding on the capital lease was $18.0 million (Cdn. $23.7 million).

ATI 2004 41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Years ended August 31, 2004, 2003 and 2002 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

(b) Mortgage payable

On September 10, 2002, CVRH, the joint venture in which the Company has a 50.0% ownership interest, entered into a mortgage agreement with a lender to finance the Building Facility. The Company’s proportionate share of the mortgage as at August 31, 2004 amounted to $11.6 million (Cdn. $15.2 million). The mortgage has a repayment term of 12 years and is denominated in Canadian dollars.

(c) The Company’s obligations under this mortgage and capital lease are as follows:

Interest of $1.1 million and $0.9 million relating to capital lease obligation and mortgage payable, respectively, is included in interest expense for fiscal 2004 (2003 – $1.1 million and $0.7 million, 2002 – $0.4 million and nil).

NOTE 12. Shareholders’ equity

(a) Common shares issued and outstanding

(b) Preferred shares

An unlimited number of preferred shares, ranking in priority upon distribution of assets over common shares, may be issued in series with additional provisions as fixed by the Board of Directors.

No preferred shares have been issued to date.

(c) Common share option plans

(i) The Company maintains a share option plan (the “ATI Plan”) for the benefit of directors, officers and employees. The ATI Plan, as amended, provides that the aggregate number of common shares available for issuance pursuant to options granted under the ATI Plan and all other share compensation arrangements are limited to 47,000,000 common shares. In general, the maximum number of common shares reserved for issuance in respect of any one individual may not exceed 5.0%, and in respect of insiders of the Company, may not exceed 10.0% of the number of common shares issued and outstanding.

Options are granted under the ATI Plan at the discretion of the Board of Directors at exercise prices determined as the weighted average of the trading prices of the Company’s common shares on The Toronto Stock Exchange or NASDAQ for the five trading days preceding the effective date of the grant. In general, options granted under the ATI Plan vest over a period of up to four years from the grant date and expire by no later than the seventh anniversary of the date of grant.

42 ATI 2004

(ii) When the Company acquired ArtX, on April 4, 2000, it assumed the ArtX common shares options plan (the “ArtX Plan”). The Company maintains the ArtX Plan for the benefit of former directors, officers, employees and consultants of ArtX. The ArtX Plan provides that the aggregate number of common shares available for issuance pursuant to options granted under the ArtX Plan and all other share compensation arrangements are limited to 8,007,599 common shares for both incentive stock options (“ISO”) and non-qualified stock options.

In general, options granted under the ArtX Plan vest immediately or within specified times or events, as was determined by the Board of Directors of ArtX, which is normally over a five-year period, and expire by the tenth anniversary of the date of grant. If the person obtaining the options owns more than 10.0% of the total combined voting power of all classes of stock (10.0% shareholder), then the options will be exercisable after the expiration of five years from the date of grant.

Options were granted under the ArtX Plan at the discretion of the Board of Directors of ArtX at exercise prices determined as no less than 85.0% of the fair market value of the shares on the date of grant provided that the exercise price of an ISO will not be less than 100.0% of the fair market value of the shares on the date of grant and the exercise price of any option granted to a 10.0% shareholder is no less than 110.0% of the fair market value of the shares on the date of grant.

(iii) Under an incentive plan entered into in June 2002, the Company provided certain employees with a performance incentive, consisting of a combination of cash and options, the receipt of which was conditional upon the Company entering into a specified business arrangement with a third party by April 2003, later extended to July 28, 2003. The cash portion of the incentive consisted of three equal payments of $2.7 million, with each payment to be made upon achievement of specified milestones under the arrangement with the third party. Under the plan, the employees were also granted options to purchase 2.6 million common shares at an exercise price of $6.96 per share. The options vest 25.0% on the first anniversary of the grant date and thereafter at 6.25% per quarter and are only exercisable in the event the Company is successful in entering into the aforementioned arrangement. In February 2003, the Company successfully entered into the business arrangement with the third party and all the conditions under the plan were determined to have been met in July 2003. As a result, the first payment of the cash portion of the incentive, in the amount of $2.7 million, was paid and included as compensation expense during 2003. The remaining two payments aggregating $5.4 million were accrued at August 31, 2003 and are being amortized over 18 months. During fiscal 2004, the amount recorded as compensation expense was $3.5 million. No payments were made in fiscal 2004, relating to the two remaining milestones.

The following is a summary of the maximum number of common shares issuable pursuant to outstanding stock options:

As at August 31, 2004, the range of exercise prices for options outstanding and exercisable (vested) are as follows:

ATI 2004 43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Years ended August 31, 2004, 2003 and 2002 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

As at August 31, 2004, the price range of $0.09 to $0.93, as noted above, represents all of the options relating to the ArtX Plan. All other options outstanding or exercisable relate to the ATI Plan. During the year ended August 31, 2004, 1,094,117 options relating to the ArtX Plan were exercised at a weighted average price of $0.31 and 13,101 options were cancelled at a weighted average price of $0.31.

For stock options granted to employees after September 1, 2002, had the Company determined compensation costs based on the fair value of the stock options at grant dates consistent with the method prescribed under CICA Handbook Section 3870, the Company’s income per share would have been reported as the pro forma amounts indicated below:

The weighted average estimated fair values at the date of grant for the options granted for fiscal 2004 was $8.96 per share (2003 – $2.65). The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense on a straight-line basis over the options’ vesting period.

(d) Restricted share units

During 2004, the Company adopted a plan to grant Restricted Share Units (“RSUs”) as part of its overall stock-based compensation plan. Under this plan, certain employees received an award in the form of an RSU. Each RSU entitles the holder to receive one common share on the vesting date of the RSUs. The RSUs vest on each anniversary of the grant in equal one-third instalments over a vesting period of three years. Stock-based compensation, representing the underlying value of $14.17 per common share of the Company at the date of grant of the RSUs, is being recognized evenly over the three-year vesting period. On the vesting dates, the RSUs are settled by the delivery of common shares of the Company to the participants, except for the participants residing outside of North America who will receive cash equivalent market value of the shares. Grants of RSUs to participants residing outside of North America are accounted for using variable plan accounting whereby the value of the RSUs and its related amortization are adjusted based on the underlying value of the Company’s common shares at the end of each fiscal quarter. As at August 31, 2004, there were 1,514,450 RSUs awarded and outstanding of which none were vested.

The issuance of RSUs replaced the annual grant of options for the 2003 calendar year. In addition, a one-time cash payment of $7.8 million was also awarded to the non-executive employees who were eligible for the RSU plan during 2004. The full amount of the cash payment was expensed in 2004. The total expenses by functional areas incurred for 2004 pertaining to the cash payment and amortization of RSUs are as follows:

44 ATI 2004

During 2004, the Company advanced $22.1 million to the trustee of the RSU plan to enable the trustee to purchase the Company’s common shares in the open market. At August 31, 2004, 1,467,304 shares are being held by the trustee in order to deliver such shares to the participants on the vesting dates of the RSUs.

The cost of the purchase of these shares is classified as treasury stock and presented as a reduction of shareholders’ equity in the Company’s consolidated balance sheet.

(e) Deferred share units

During 2004, the Company established a plan to grant Deferred Share Units (“DSUs”) to its non-management directors. Under this plan, the directors will receive DSUs, in addition to cash payments, as part of their annual compensation package. A DSU is a unit equivalent in value to one common share of the Company based on the five-day average trading price of the Company’s common shares on the NASDAQ (the “Weighted Average Price”) immediately prior to the date on which the value of the DSU is determined. DSUs may be redeemed following termination of Board service, and prior to the end of the year following departure from the Board based on the Weighted Average Price at the time of redemption. Alternatively, a director may elect to receive RSUs in lieu of DSUs provided the market value of his holdings in the Company’s common stock equity is greater than $350,000. As at August 31, 2004, there were 92,082 DSUs outstanding, of which 75,155 were vested.

As of the date of the grant, the fair value of the DSUs outstanding, being the fair market value of the Company’s common shares at that date, are recorded as a liability on the Company’s consolidated balance sheet and are amortized over the one-year vesting period of the DSU. The value of the DSU liability is adjusted to reflect changes in the market value of the Company’s common shares. The expense for fiscal 2004 related to DSUs granted to the directors for services rendered was $1.2 million.

(f) Contributed surplus

During 2004, a total of $5.8 million was added to contributed surplus relating to the amortization of RSU expenses for the employees residing in North America.

During 2003, an employee reimbursed $0.2 million (2002 – $0.4 million) to the Company for a loan receivable the Company assumed when it acquired ArtX. This transaction was recorded as contributed surplus.

During 2002, the Company cancelled for no consideration 134,200 options and 76,125 common shares with a total carrying value of $2.2 million. This transaction was recorded as contributed surplus.

NOTE 13. Income taxes

Income (loss) before income taxes consist of the following:

The income tax expense consists of the following:

ATI 2004 45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Years ended August 31, 2004, 2003 and 2002 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

The following is a summary of the components of the future tax assets and liabilities:

Income tax expense (recovery) in the consolidated statements of operations and retained earnings varies from the amount that would be computed by applying the basic Canadian federal and provincial income tax rates to income before income taxes, as shown in the following table:

Canadian income taxes were not provided for on undistributed income for certain non-Canadian subsidiaries. The Company intends to reinvest this income indefinitely in operations outside Canada.

As at August 31, 2004, the Company had $44.6 million of net operating losses for income tax purposes. Income tax benefits have not been recognized in these financial statements for a significant portion of these losses. These losses will begin to expire commencing in 2010.

46 ATI 2004

NOTE 14. Net income (loss) per share

The following table presents a reconciliation of the numerators and denominators used in the calculations of the basic and diluted net income (loss) per share:

As at August 31, 2004, options to purchase 5,167,670 (2003 – 16,154,211; 2002 –32,813,005) shares of common stock were outstanding but were not included in the calculation of diluted net income (loss) per share because to do so would have been anti-dilutive.

NOTE 15. Guarantees

The Company and other owners of CVRH have jointly and severally provided a guarantee for the mortgage payment on the Building Facility. In the event that CVRH is unable to meet the underlying mortgage payment to the lender, the Company and other owners of CVRH will be jointly and severally responsible under this guarantee. The monthly mortgage interest and principal payment amounts to approximately $0.2 million. The mortgage has a repayment term of 12 years with a maturity date on November 1, 2014. As of August 31, 2004, the outstanding amount of the mortgage stood at $23.1 million (Cdn. $30.4 million).

In addition, the Company posted a letter of credit in the amount of $2.3 million (Cdn. $3.0 million) in favour of CVRH. CVRH has assigned this letter of credit to the exclusive benefit of the lender as additional security of the mortgage. The letter of credit has a term of five years and will expire on November 5, 2007. In the event of a lease default by the Company, the proceeds of the letter of credit will be paid to the lender.

NOTE 16. Other charges (recoveries)

Other charges (recoveries) include the following items:

ATI 2004 47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Years ended August 31, 2004, 2003 and 2002 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

(a) Settlement of class action lawsuits

On February 7, 2003, the Company announced that it had reached an agreement for the full and complete settlement of all remaining claims alleged in the shareholder class action lawsuits filed in May 2001 in the United States District Court for the Eastern District of Pennsylvania for a cash payment of $8.0 million. This litigation relates to alleged misrepresentations and omissions made by the Company and certain directors and officers during a period preceding its May 2000 earnings warning. The terms of the Stipulation and Agreement of Settlement received final Court approval on April 28, 2003 and included no admission of liability or wrongdoing by the Company or other defendants. No party timely appealed the Court’s order.

During fiscal 2003, the Company received $3.3 million from its insurer as its contribution towards the settlement.

(b) Regulatory matters

In January 2003, the Company announced that Staff of the Ontario Securities Commission (“OSC”) had filed a Notice to Hearing and Statement of Allegations (“Notice”) in relation to the Company and others. The Notice alleged that the Company failed to disclose information concerning the shortfall in revenues and earnings that occurred in the third quarter of fiscal 2000, as required by the listing rules of The Toronto Stock Exchange. The Notice also alleged that the Company made a misleading statement to Staff of the OSC in August 2000 regarding the events leading up to the disclosure on May 24, 2000 of the shortfall. Seven individuals were also named in the Notice. The Notice alleged that six individuals, including K.Y. Ho, the then Chairman and Chief Executive Officer of the Company, engaged in insider trading contrary to the Securities Act. The hearing originally set for February – March 2004 has been rescheduled to March – June 2005.

(c) Restructuring charge (recovery) – European operations

The following table details the activity through the restructuring liabilities accrual:

(i) During the second quarter of fiscal 2003, the Company announced the closure of ATI Technologies (Europe) Limited (“ATEL”), its subsidiary in Dublin, Ireland, and recorded a pre-tax charge of $2.8 million. The charge included a $1.4 million write-down of ATEL’s building facility to estimated fair value less cost to sell. The Company completed the major components of the exit plan for ATEL in July 2003.

During fiscal 2004, the Company was able to sell ATEL’s building facility at a higher price than originally estimated resulting in a recovery of $0.5 million from the restructuring charge. The Company also paid out the remaining cash portion of the restructuring charge of $0.5 million during the year.

(ii) During the fourth quarter of fiscal 2003, the Company decided to discontinue the operations of ATI Research GmbH, its FireGL product division located in Starnberg, Germany, in order to consolidate its research and development activities. As a result, the Company recorded a pre-tax charge of $3.8 million for the quarter pertaining to the closure of ATI Research GmbH.

During fiscal 2004, the Company recovered $0.2 million related to the restructuring charge of ATI Research GmbH.

During fiscal 2004, the Company made a cash payment of $3.5 million relating to the pre-tax charge setup in fiscal 2003. The Company completed the major components of its exit plan for ATI Research GmbH in December 2003. The remaining balance relates to unpaid facility costs and legal fees.

(d) Lease exit charge (recovery)

During the second quarter of fiscal 2003, the Company determined that it would exit the two leased properties located in Markham, Ontario. As a result, the Company recognized the fair value of the future net costs related to the leases in the amount of $2.4 million as a charge for the second quarter.

48 ATI 2004

During the fourth quarter of fiscal 2003, the Company recorded an additional charge of $0.3 million related to the exit costs of the above-mentioned lease properties due to a change in estimate of the fair value of the future net costs.

During fiscal 2004, the Company determined that it would re-occupy the two leased properties, due to an expansion of business. This resulted in a reduction of the previously accrued exit charge liability in the amount of $1.5 million.

(e) Settlement of patent litigation with Cirrus Logic, Inc.

Subsequent to the year end of fiscal 2003, the Company and Cirrus announced that they had entered into a cross-license agreement and had settled all outstanding litigation between the companies related to certain patent infringement lawsuits.

Under the settlement agreement, all outstanding claims and counterclaims in the lawsuits between the Company and Cirrus were dismissed. In connection with the settlement, Cirrus would transfer to the Company a portion of its patent portfolio relating to the former graphics products group of its PC products division, a business that Cirrus exited several years ago, for a cash payment of $9.0 million from the Company.

NOTE 17. Segmented information

The Company operates in one primary operating segment, that being the design, manufacture and sale of innovative 3D graphics and digital media silicon solutions.

At August 31, 2004, none of the Company’s customers accounted for 10.0% or more of consolidated accounts receivable balance (2003 – one customer accounted for 17.6%). In fiscal 2004, one customer accounted for 10.6% of consolidated revenues (2003 –three customers accounted for 16.2%, 13.0% and 10.6%; 2002 – one customer accounted for 21.2%).

ATI 2004 49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Years ended August 31, 2004, 2003 and 2002 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

NOTE 18. Commitments

The Company is committed to the following minimum payments related to office premises and licence and royalty agreements:

NOTE 19. Joint venture

In February 1999, the Company entered into a 50.0% ownership joint venture agreement for the purpose of constructing a new Building Facility in Markham, Ontario. The facility was completed in April 2002 and is fully occupied by the Company. The completed cost of this facility amounted to $33.3 million.

The following amounts represent the Company’s proportionate interest in the joint venture:

On May 23, 2001, the joint venture entered into an interest rate swap contract to hedge its exposure to the interest rate risk applicable to its expected future mortgage requirement. This contract was a forward start pay fixed derivative agreement for a notional amount of Cdn. $38.0 million. The agreement provided for the joint venture to pay a fixed rate of 6.42% in exchange for a floating rate equivalent to one-month Canadian bankers’acceptances. The Company and the other joint venture partners are guarantors of the credit facility. This interest rate swap contract closed on September 10, 2002, resulting in a proportionate loss of $1.4 million to the Company. The loss is treated as a deferred expense item in the consolidated balance sheets and is charged to the consolidated statements of operations and retained earnings as a yield adjustment to the interest expense over the term of the mortgage.

NOTE 20. Supplemental cash flow information

During fiscal 2002, the Company acquired $16.3 million of capital assets by means of a capital lease.

50 ATI 2004

NOTE 21. Canadian and United States accounting policies differences

(a) The following table reconciles net income (loss) for the year as reported on the consolidated statements of operations and retained earnings prepared in accordance with Canadian GAAP to the consolidated net income (loss) for the year that would have been reported had the financial statements been prepared in accordance with U.S. GAAP:

(i) Under Canadian GAAP, purchased in-process R&D is capitalized and amortized over its estimated useful life. Asset recoverability is reviewed on an ongoing basis. Under U.S. GAAP, purchased in-process R&D is written off at the time of acquisition.

(ii) Under Canadian GAAP, the aggregate purchase price of ArtX was approximately $453.0 million, which was based on the average closing market price of the Company’s common shares around April 4, 2000 (the closing date of the transaction) and merger-related costs. Under U.S. GAAP, the aggregate purchase price of ArtX was approximately $414.0 million, which was based on the average closing market price of the Company’s common shares around February 16, 2000 (the date of the announcement of the transaction) and merger-related costs. As a result, the recorded amount of goodwill and related amount of amortization expense differ. Pursuant to the adoption of new accounting standards, effective September 1, 2002, the Company discontinued amortization of all existing goodwill under both Canadian and U.S. GAAP.

(iii) Under U.S. GAAP, options granted after January 18, 2001, with an exercise price denominated in a currency other than the currency of the primary economic environment of either the employer or the employee, should be accounted for under the variable accounting method. Under Canadian GAAP, there is no equivalent requirement. There were no such options granted after February 28, 2002.

(iv) Under U.S. GAAP, the intrinsic value of the stock options issued under the incentive plan entered into in July 2002 (note 12) is calculated as the increase in the Company’s stock price between the grant date and the date on which all the conditions of the specified business arrangement were determined to have been met. The compensation expense is recognized over the vesting period of the options. Under Canadian GAAP, there is no equivalent requirement.

(v) Under Canadian GAAP, loss on a hedging transaction is allowed to be amortized over the term of the mortgage. Under U.S. GAAP, loss on a hedging transaction is written off when the hedge is determined to be ineffective.

ATI 2004 51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Years ended August 31, 2004, 2003 and 2002 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

(vi) The Company accounts for its share options under the provisions of the Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and related interpretations. Accordingly, compensation expense for its share options plans, based on the intrinsic value, has been recorded in the consolidated statements of operations and retained earnings for the years ended August 31, 2004, 2003 and 2002. Had compensation expense for the Company’s share option plans been determined based on the fair value at the grant dates for awards under the plans consistent with the method prescribed under Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation” (“SFAS 123”), the Company’s net income (loss) and net income (loss) per share would have been reported as the pro forma amounts indicated in the table below:

The weighted average estimated fair values at the date of the grant, as defined by SFAS 123, for options granted in fiscal 2004, 2003 and 2002 were $8.96, $2.65 and $9.15 per share option, respectively.

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes fair value option pricing model with the following assumptions:

For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense on a straight-line basis over the options’ vesting period.

For the purposes of reporting under U.S. GAAP, the tax benefit associated with deductible stock option compensation is treated as an increase in share capital. For reporting under Canadian GAAP, if compensation costs are not recorded, the income tax benefit is treated as a reduction to the income tax provision.

52 ATI 2004

(b) The following table indicates the differences between the amounts of certain balance sheet items determined in accordance with Canadian and U.S. GAAP:

(i) Canadian GAAP requires the proportionate consolidation of interests in joint ventures. Proportionate consolidation is not permitted under U.S. GAAP and interests in joint ventures are accounted for in accordance with the equity basis of accounting.

Although the adoption of proportionate consolidation has no impact on net income (loss) or shareholders’ equity, it does increase assets, liabilities, revenue, expenses and cash flows from operations from those amounts otherwise reported under U.S. GAAP. This is not reflected in the table of certain balance sheet items disclosed above.

(ii) Additional disclosures as required in accordance with U.S. GAAP:

(a) As at August 31, 2004, the consolidated accounts receivable provision for returns and doubtful accounts was approximately $17.1 million (2003 – $12.3 million).

(b) As at August 31, 2004, sales rebates payable represents 23.0% of total consolidated current liabilities (2003 – 17.0%).

(c) For the year ended August 31, 2004, the net foreign exchange gain was approximately $0.5 million (2003 – gain of $0.8 million; 2002 – loss of $0.4 million).

(iii) Comprehensive income (loss):

FASB Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income” (“SFAS 130”), requires disclosure of comprehensive income, which includes reported net income (loss) adjusted for other comprehensive income. Other comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The following table presents comprehensive income (loss) and its components:

ATI 2004 53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Years ended August 31, 2004, 2003 and 2002 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

(i) During the fourth quarter of fiscal 2004, the Company had purchased forward foreign exchange contracts to buy Cdn. $35.0 million in the next three months at an average exchange rate of 1.3793. All of the forward foreign exchange contracts have become favourable to the Company since their inception and have a fair value of $1.3 million at August 31, 2004.

(c) New United States accounting pronouncements

(i) In January 2003, FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46), which is effective for the Company commencing with its 2004 fiscal year. In December 2003, the FASB issued FIN 46R which superseded FIN 46 and contains numerous exemptions. FIN 46R applies to financial statements of public entities that have or potentially have interests in entities considered special purpose entities for periods ended after December 15, 2003 and otherwise to interests in VIEs for periods ending after March 15, 2004. VIEs are entities that have insufficient equity and/or their equity investors lack one or more specified essential characteristics of a controlling financial interest. The guideline provides specific guidance for determining when an entity is a VIE and who, if anyone, should consolidate the VIE. The Company was not impacted by these standards.

(ii) In April 2003, FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” which amends and clarifies the accounting and reporting for derivative instruments, including those embedded in other contracts and for hedging activities under SFAS No. 133. SFAS No. 149 is effective as of July 1, 2003. The adoption of this standard did not have a material impact on the Company’s financial position, results of operations or cash flows.

(iii) In May 2003, FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” which establishes standards for the classification and measurement of these financial instruments. SFAS No. 150 is effective as of the Company’s first quarter beginning September 1, 2003. The Company was not impacted by this standard.

NOTE 22. Litigation

The Company is subject to legal proceedings and claims that arise in the ordinary course of its business. While management currently believes the amount of ultimate liability, if any, with respect to these actions will not materially affect the financial position, results of operations, or liquidity of the Company, the ultimate outcome of any litigation is uncertain. Were an unfavorable outcome to occur, the impact could be material to the Company.

NOTE 23. Subsequent events

(i) On September 1, 2004, the Company acquired certain assets of RT&C International, its sales organization for South Korea, for cash consideration of $2.6 million, plus acquisition-related costs.

(ii) In September 2004, ATI signed an agreement to purchase all of the shares of a company for cash consideration of up to $3.6 million, plus acquisition-related costs. The Company, a high technology embedded solutions provider, is located in India. The acquisition is subject to regulatory approval and is expected to close by December 31, 2004.

54 ATI 2004

Directors and Officers

Corporate Information

Home/Office ATI's RADEON® technology, which includes the world's fastest and most powerful VPUs, sets new standards in graphics performance and visual realism.

Workstation Our FireGL™ graphics accelerators offer the industry leading performance, quality and stability required for the most demanding projects.

Mobile Our MOBILITY™ RADEON® graphics processors offer beautifully rendered high-definition 3D performance, sophisticated video processing, as well as filtering and acceleration features that make multimedia on notebook PCs more efficient, inspiring and fun.

DIMM1
R415
R407
R408
R410

Digital TV THEATER PRO™, XILLEON™ and SET-TOP-WONDER™ are revolutionary products that bring stunning visual detail and impact to set-top boxes, digital TVs, home media gateways and more.

Integrated ATI is breaking new ground—and reaching new heights—in desktop and notebook platform technology with an unprecedented combination of visual quality, performance and features.

No

Handheld Our innovative, highly integrated, low-power multimedia accelerators bring exceptional visual quality and performance to wireless, handheld and mobile communication devices.

Boun

Gamer ATI's 3D graphics processors for consoles deliver a real-time, cinematic graphics visual experience for the most demanding next-generation games.

Mac ATI embraces the digital media revolution with comprehensive solutions that provide unmatched performance for Mac users.

Multimedia ATI is redefining multimedia entertainment with its comprehensive line of ALL-IN-WONDER® entertainment products for home media centers, video editing and gaming enthusiasts.

daries

render fast

ATI lets you create as fast and as far as your mind will take you. If you can visualize it in your imagination, you can bring it to life on your PC with ATI.

OUR PERFORMANCE IN 2004 WAS SOLID. OUR STRATEGY—FOUNDED ON INNOV

play hard

Play fast. Play any way, and play any thing you want. Our visual effects take games to new levels of visual realism.

say hi

And so much more. We're putting unheard-of visual, graphics and video power in the cellphone that's in the palm of your hand.

TIVE PRODUCTS AND TECHNOLOGY LEADERSHIP–IS STRONG. OUR PEOPLE ARE

meet friends

In today's visual playground. With ATI's console products people can connect, compete and play in an immersive visual environment.

inspire

Better than the movies. More than just television. ATI's digital television products are revolutionizing home entertainment. You need to see it to believe it.

EXCEPTIONAL. WE ARE LEADING THE WAY TO THE CONNECTED VISUAL WORLD.

lap it up

With an anywhere, anytime mobile visual experience. With graphics that challenge any media experience, you won't want to leave your notebook PC behind.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATI TECHNOLOGIES INC.

Date: December 20, 2004	By:	//Terry Nickerson//
Name: Terry Nickerson
Title: Senior Vice President, Finance and
Chief Financial Officer